

HEALTH CARE INC

2002 ANNUAL REPORT



HAS CONCLUDED
ANOTHER YEAR OF SUPERIOR
GROWTH AND ACHIEVEMENT,
MAINTAINING A
TRADITION OF SUCCESS
THAT HAS
CHARACTERIZED
OUR OPERATIONS
FOR THE GREATER PART
OF A DECADE.





COVENTRY
HEALTH CARE

Selected Consolidated Financial Data

(in thousands, except per share and membership data)

	December 31,				
	2002	2001	2000	1999	1998
Operations Statement Data(1)					
Operating revenues	$3,576,905	$3,147,245	$2,604,910	$2,162,372	$2,110,383
Operating earnings (loss)	200,670	91,108	62,515	47,855	(36,195)
Earnings (loss) before income taxes	225,741	134,682	102,068	76,000	(17,510)
Net earnings (loss)	145,603	84,407	61,340	43,435	(11,741)
Basic earnings (loss) per share	2.46	1.30	1.03	0.74	(0.22)
Diluted earnings (loss) per share	2.38	1.24	0.93	0.69	(0.22)
Balance Sheet Data(1)					
Cash and investments	$1,119,120	$ 952,491	$ 752,450	$ 614,603	$ 614,583
Total assets	1,643,440	1,451,273	1,239,036	1,081,583	1,091,228
Medical claims liabilities	558,599	522,854	444,887	362,786	403,822
Long-term liabilities	21,691	10,649	6,443	10,445	88,737
Senior notes	175,000	–	–	–	–
Redeemable convertible preferred stock	–	–	–	47,095	–
Stockholders' equity	646,037	689,079	600,430	480,385	436,539
Operating Data(1)					
Medical loss ratio(2)	83.3%	86.0%	85.8%	86.1%	86.9%
Administrative expense ratio	12.2%	12.0%	12.7%	13.8%	13.8%
Risk membership, continuing operations	1,640,000	1,522,000	1,437,000	1,202,000	1,140,000
Non-risk membership, continuing operations	395,000	319,000	276,000	238,000	218,000
Network rental membership, continuing operations	788,000	730,000	593,000	684,000	437,000
Basic weighted average shares outstanding	59,201	64,990	59,521	59,025	52,477
Diluted weighted average shares outstanding	61,244	67,875	65,757	64,159	52,477

(1) Operations Statement Data include the results of operations of acquisitions since the date of acquisition. Balance Sheet Data reflect acquisitions as of December 31, of the year of acquisition. See notes to the consolidated financial statements for detail on our acquisitions and dispositions.

(2) Medical loss ratio excludes non-recurring charges and recoveries recorded in 1998, 1999 and 2000. See notes to the consolidated financial statements for detail on these charges and recoveries.

THE JOY OF GOOD HEALTH ...IN PEOPLE, AND BUSINESS



To Our Shareholders:

Guided by an experienced and proven management team, Coventry has built an enviable record of profitable growth through the simple strategy of doing one thing ... managing local health plans ... and doing it well.



Of particular note, your company's Earnings Per Share were $2.38, a 92% improvement over 2001. Even more significantly, this achievement represents the continuation of a trend that has seen our earnings increase at an average annual rate of 47% since 1997.

Beyond our dramatic EPS results, Coventry's exceptional performance in 2002 was highlighted by several notable achievements:

- Coventry added 194,000 members during 2002, surpassing the 2 million member mark, through a combination of sales and acquisitions.





Total Revenues
Continuing Operations
In billions
$2.11
$2.16
$2.60
$3.15
$3.58
1998
1999
2000
2001
2002



Membership
Continuing Operations
(Excludes Network Rental Members)
In thousands
1,358
1,440
1,713
1,841
2,035
1998
1999
2000
2001
2002


Cash &
Investments
In millions
$615
$615
$752
$952
$1,119
1998
1999
2000
2001
2002


Total Assets
In millions
$1,091
$1,082
$1,239
$1,451
$1,643
1998
1999
2000
2001
2002

- We continued to strengthen our balance sheet. Total cash and investments grew by $167 million to a total of $1.12 billion.
- Our return on average equity was 21.8% in 2002 versus 13.1% in 2001; an impressive result driven by improved earnings and optimization of our capital structure.



- We opened our 4th service center in Bismarck, North Dakota to support our continued growth.

In addition to our organic sales efforts, we continued to employ our disciplined acquisition strategy to grow your company.

- In May, we added 47,000 new members by acquiring NewAlliance Health Plan in Erie, Pennsylvania. This strategic acquisition added the northwest Pennsylvania market to our presence in western Pennsylvania and provided an expanded coverage area for new and existing customers.





- In December, we added 120,000 HMO members and 130,000 PPO Network Rental members through the acquisition of Mid-America Health Partners, Inc. in Kansas City. Combined with our existing, market-leading presence in Kansas City, our total membership there now exceeds 400,000 members.
- In December, we announced our intention to purchase PersonalCare Health Management, Inc. in Central Illinois. This transaction was completed on February 1, 2003 and added 78,000 Commercial members. This acquisition represents our first new market expansion since our organization's merger with Principal Health Care in 1998, and is accretive to earnings in 2003.

We continued to demonstrate in 2002 the discipline and fiscal responsibility of a well-run company.

- In January, we orchestrated the orderly exit of the Principal Financial Group, previously a 21% owner of the company with holdings of over 15 million shares. Principal's ownership stemmed from the April 1998 merger of Coventry Corporation and Principal's managed care subsidiary, Principal Health Care. Principal's long term strategy did not include managed care investments, and, coupled with their IPO in late 2001, provided us with an opportunity to effect an orderly exit for their interests. We initiated this exit in order to accomplish several goals. First, we wanted to remove uncertainty in the minds of investors as to the timing and impact on share price of Principal's liquidation of their position. Secondly, we saw an opportunity to put more shares into the public sector and improve the float or availability of shares to investors. Third, we saw an opportunity to optimize our capital structure by repurchasing





COVENTRY'S 14 STATE SERVICE AREA



Markets By State

Coventry's service area includes counties in the following states: Delaware, Georgia, Illinois, Iowa, Kansas, Louisiana, Maryland, Missouri, Nebraska, North Carolina, Ohio, Pennsylvania, Virginia, and West Virginia.

Customer Service Centers

- Cranberry, Pennsylvania
- Harrisburg, Pennsylvania
- Newark, Delaware
- Bismarck, North Dakota

7.1 million of the shares with proceeds derived from the issuance of 10 year senior notes. The result of these actions was an offering of Principal's shares and Coventry senior notes that met with great market acceptance and was oversubscribed by institutional investors.

- We continued to invest in ourselves. During the year we repurchased 2.2 million shares over and above the Principal transaction.

We also continued to improve the service we provide our customers. Coventry recognized early on the potential of the Internet as an important tool, both for acquiring new business and

better serving existing customers. Continuing our evolution of the medium in 2002, transactions took place for the first time on Coventry's online provider channel and our first-ever employer online accounts were established. In the fourth quarter of the year, we passed the 1-million mark in password-protected member transactions on our member channel, *My Online Services*. During that same quarter, we conducted nearly 400,000 transactions via Coventry's provider website, an increase of 27% over the prior, and record-setting, quarter. Bottom line, we have made it easier for customers to do business with us.



It is gratifying to note that the positive results achieved by your company have not gone unnoticed by the financial press. During 2002, Coventry received several accolades:

- Coventry was named to The *Forbes* Platinum 400, the magazine's list of "the best big companies in America."
- *Barron's* included Coventry in its "Top 25" performing U.S. firms, in its report card for investors, The Barron's 500.
- Coventry made its debut on the *Fortune 500* list.



Net Income + D&A
CFFO*
In millions
(*Cash Flow From Operations)
$88
$105
$110
$182
$165
$209
2000
2001
2002
Earnings Per Diluted Share
Including non-recurring items
$0.00
($0.22)
$0.69
$0.93
$1.24
$2.38
1998
1999
2000
2001
2002



- Coventry was cited in the *Fortune 2002 Retirement Guide* as one of the 40 investments recommended for retirement portfolios.

These and other acknowledgements of our achievements serve as further confirmation that the operating model we have chosen for our company is, indeed, the right one.

I would like to comment on one other thing. The year 2002 was marked by numerous headlines regarding improper business practices resulting in large losses to shareholders at several large companies. By contrast, our 6 year track record signifies credibility, reliability, and consistency. Coventry has had a history of under-promising and over-delivering and no negative surprises. Our corporate culture and mission is a simple one. Grow the company profitably in a legal and ethical manner. During 2002, we undertook a self-examination of our corporate governance practices. Notwithstanding that, many of the mandates contained in the Sarbanes-Oxley Act were *already* a part of our corporate governance. Our self-examination validated that we run this company in the manner our owners would demand and expect.



Simply put, our model works. As we move into 2003, we do so in an even better competitive and financially stronger position than at this point a year ago, as has been the case every year since 1997, and we can prove it.

- Average annual revenue growth of 24% since 1997
- Average annual EPS growth of 47% since 1997
- $102 million of cash flow from operations in excess of net income and depreciation since 1997



Our strong and competitive foundation is built on:

- An experienced, proven, and stable management team
- A strong balance sheet
- Leading market shares in attractive and growing marketplaces
- Operational excellence
- Superior customer service
- A conservative and ethical culture

Our strength is the byproduct of our past efforts. Our focus on the details is our blueprint for continued success. Assessing the progress we have made during the year just past and opportunities ahead, I, along with all my colleagues at Coventry, look forward to the coming year with every expectation of continued success and profitable growth.

Sincerely,

Allen F. Wise

Allen F. Wise
President and Chief Executive Officer



A HEALTH IMPROVEMENT COMPANY

Like most managed care companies, Coventry's roots are founded in the fundamental notions of health promotion and preventive care. Promoting wellness to help avoid illness or more serious health problems simply makes sense, both socially and economically.

Education

Education is the cornerstone of our wellness focus. A key part of our wellness strategy is for our members to take control of their health through better understanding of their own health issues.


TRY

A major part of our education efforts are delivered through our website at www.cvty.com. "Quick search" subject matter about nutrition, exercise, diabetes, pregnancy, heart and lung conditions, and virtually every other health condition, is available with the click of a mouse. Our website provides links to a variety of consumer-friendly health reference locations, including *WebMD, Medline Plus, MD Choice,* and *Healthfinder.*



Taking charge of your health begins with *understanding* it. So, Coventry has posted on the ***Assess Your Health*** portion of our website a confidential health risk assessment (HRA) for members. This interactive tool can represent the first step for our members toward improving their health.

Coventry believes it is important to be a responsible citizen in its communities and is involved in various outreach programs and health fairs to promote healthy living.

Communication


HOUND

Coventry utilizes proactive reminder systems to notify members who are in need of preventive and care management services. Our Member and Physician Reminder System (MPRS) generates and sends reminders to members who are in need of receiving necessary preventive services, or services to improve the care of a specific condition. MPRS even generates for

physicians the lists of members who are in need of services, so that additional reminders can be sent by the practitioners.



Additionally, our organization is developing a comprehensive system to help members manage complex conditions. Our Disease Management Tracking and Reporting System is being designed to manage the chronic conditions of Diabetes, Asthma and Congestive Heart Failure. By improving communication with members and their doctors, complex case management can be enhanced, and outcomes improved.

Our focus on improving health through education and communication is one of the most effective ways to manage the cost of health care for the long-term. By promoting healthy lifestyles and preventive care to address health issues *before* they become more serious, we can have an impact on the quality of our members' lives.

Reminders to parents and physicians help to significantly improve immunization rates

Coventry's health plan in Virginia, Southern Health Services, has long tracked the immunization status of its members.



In 2000, Southern Health instituted the Member and Physician Reminder System (MPRS), with an aim to improve the delivery of immunizations to children in both its commercial and Medicaid populations. In doing so, it began to remind parents of children under the age of two, and also remind their physicians, about the need to have their children immunized.

In 2001, the immunization rate at the plan increased by 48% for Southern Health's commercial population, and 33% for Medicaid children. Rates grew from 50% among commercial children to 75%, and from 33% among Medicaid children to 44%.

In 2002, the commercial rates were sustained in the 70th percentile, and the rates for Medicaid members further improved, to 55%.

Childhood immunizations are the most effective means of preventing a variety of diseases affecting children and one of the most cost-effective strategies in preventive health care. Immunizations by a child's second birthday help to prevent serious illnesses such as polio, tetanus, whooping cough, hepatitis and influenza. They also assist in preventing the potentially harmful effects of mumps, measles and chickenpox.

Financial Review

Table of Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the accompanying audited consolidated financial statements and notes thereto.

General Overview

We are a leading publicly traded managed health care company with approximately 2.0 million members, excluding our network rental members discussed below, as of December 31, 2002. We operate a diversified portfolio of local market health plans serving 14 states, primarily in the Mid-Atlantic, Midwest and Southeast regions. We offer employers a broad range of commercial managed care products that vary with respect to the level of benefits provided, the costs paid by employers and members and the extent to which members' access to providers is subject to referral or preauthorization requirements. We offer underwritten or "risk" products, including health maintenance organizations ("HMO"s), preferred provider organizations ("PPO"s) and point of service ("POS") plans. In addition, we offer defined contribution health plans. Our risk products also include Medicare+Choice programs and state-sponsored managed Medicaid programs in selected markets where we believe we can achieve profitable growth based upon favorable reimbursement levels, provider costs and regulatory climates. For our risk products, we receive premiums in exchange for assuming underwriting risks and performing sales, marketing and administrative functions. We also offer "non-risk" products, including access to our provider networks and management services, to employers that self-insure employee health benefits. The management services we provide typically include network management, claims processing, utilization review and quality assurance. For our non-risk products, we receive fees for the access to our provider networks and the management services we provide, but we do not have underwriting risk. In addition, we offer a product where we rent our network of providers ("network rental members") to other managed care plans or non-risk employers and assume no underwriting risk and provide no management services.

Revenues

We generate operating revenues from managed care premiums and management services. Our managed care premiums are derived from our commercial risk products and our government programs. Our commercial managed care premium revenues are comprised of premiums from our commercial HMO products and flexible provider products, including PPO and POS products for which we assume full underwriting risk. Premiums for such commercial PPO and POS products are typically lower than HMO premiums due to medical underwriting and higher deductibles and co-payments that are required of the PPO and POS members. Premium rates for Commercial HMO, POS and PPO products are reviewed by various state agencies based on rate filings. In response to this regulatory review, we may have to modify or revise our rate filings in order to obtain the required regulatory approvals. While these modifications have not been material in the past, no assurance can be given that future rate filings will be approved in the same fashion.

We provide comprehensive health benefits to members participating in government programs and receive premium payments from federal and state governments. Premium rates for the Medicaid and Medicare+Choice products are established by governmental regulatory agencies and may be reduced by regulatory action.

During the three years ended December 31, 2002, we experienced substantial growth in operating revenues in part due to membership increases from acquisitions. Additional membership growth was achieved through marketing efforts, geographic expansion and increased product offerings. One such product offering was the expansion of our PPO risk product to all of our health plans in 2000. Another new product offering was the introduction of our *HealthAssurance Flex* product in our Pennsylvania market in 2001, which was expanded to our Georgia and Iowa markets under the name *Coventry Health Care Flex.* We believe that our products can be adapted in order to meet customer's cost reduction needs by offering a low benefit plan while still having a higher benefit plan as an option. We will offer a broad choice of products as market conditions require and to meet the needs of customers and brokers.

Our management services revenues result from operations in which our health plans provide administrative and other services to self-insured employers and to employer group beneficiaries that have elected HMO coverage. We receive an administrative fee for these services, but do not assume underwriting risk. Certain of our management services contracts include performance and utilization management standards

that if not met may cause us to incur penalties. In addition, we offer a PPO product to other third party payors, under which we provide rental of and access to our PPO network, claims repricing and utilization review, and do not assume underwriting risk.

Expenses

Our primary operating expenses consist of medical costs; selling, general and administrative expense; and depreciation and amortization expense. Our medical costs include medical claims paid under contractual relationships with a wide variety of providers and capitation payments. Medical costs also include an estimate of claims incurred but not reported ("IBNR").

In determining our IBNR liabilities, we employ standard actuarial reserve methods that are specific to each market's membership, product characteristics, geographic territories and provider network. We also consider utilization frequency and unit costs of inpatient, outpatient, pharmacy and other medical expenses, as well as claim payment backlogs and the timing of provider reimbursements. Estimates are reviewed by our underwriting, finance and accounting personnel and other appropriate health plan and corporate personnel. Judgments are then made as to the necessity for reserves in addition to the estimated amounts. Changes in assumptions for medical costs caused by changes in actual experience, changes in the delivery system, changes in pricing due to ancillary capitation and fluctuations in the claims backlog could cause these estimates to change in the near term. We continually monitor and review our IBNR reserves, and as actual settlements are made or accruals adjusted, reflect these differences in current operations. Medical costs are affected by a variety of factors, including the severity and frequency of claims. These factors are difficult to predict and may not be entirely within our control. We continually refine our actuarial practices to incorporate new cost events and trends.

Membership

As of December 31, 2002, we had 1.6 million risk members, 0.4 million non-risk members and 0.8 million network rental members. The following tables show our total risk and non-risk members as of December 31, 2002 and 2001.

	Commercial Risk		Governmental Programs			
2002	**HMO**	**PPO/POS**	**Medicare**	**Medicaid**	**Non-Risk**	**Total**
Delaware	41,000	9,000	1,000	-	54,000	105,000
Georgia	21,000	20,000	-	-	39,000	80,000
Iowa	62,000	7,000	-	3,000	13,000	85,000
Kansas	181,000	42,000	37,000	-	47,000	307,000
Louisiana	43,000	28,000	-	-	-	71,000
Missouri	78,000	76,000	16,000	155,000	51,000	376,000
Nebraska	18,000	16,000	-	-	5,000	39,000
North Carolina	59,000	9,000	-	9,000	32,000	109,000
Pennsylvania	202,000	224,000	25,000	78,000	111,000	640,000
Virginia	46,000	42,000	-	14,000	38,000	140,000
West Virginia	47,000	12,000	3,000	16,000	5,000	83,000
Total	798,000	485,000	82,000	275,000	395,000	2,035,000

2001	Commercial Risk HMO	Commercial Risk PPO/POS	Governmental Programs Medicare	Governmental Programs Medicaid	Non-Risk	Total
Delaware	41,000	12,000	-	45,000	59,000	157,000
Georgia	22,000	20,000	-	-	13,000	55,000
Iowa	67,000	7,000	-	3,000	14,000	91,000
Kansas	118,000	57,000	11,000	-	1,000	187,000
Louisiana	42,000	18,000	-	-	-	60,000
Missouri	114,000	61,000	17,000	141,000	50,000	383,000
Nebraska	26,000	14,000	-	-	3,000	43,000
North Carolina	39,000	20,000	-	6,000	32,000	97,000
Pennsylvania	150,000	215,000	21,000	33,000	98,000	517,000
Virginia	99,000	11,000	-	13,000	39,000	162,000
West Virginia	46,000	12,000	4,000	17,000	10,000	89,000
Total	764,000	447,000	53,000	258,000	319,000	1,841,000

Critical Accounting Policies

The accounting policies described below are ones we consider critical in preparing our consolidated financial statements. Critical accounting policies are ones that require difficult, subjective, or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The judgments and uncertainties affecting the application of these policies include significant estimates and assumptions made by us using information available at the time the estimates are made. Actual results could differ materially from those estimates if different assumptions or information were used.

Revenue Recognition

Managed care premiums are recorded as revenue in the month in which members are entitled to service. Premiums are based on both a per subscriber contract rate and the subscribers in our records at the time of billing. Premium billings are generally sent to employers in the month preceding the month of coverage. Premium billings may be subsequently adjusted to reflect changes in membership as a result of retroactive terminations, additions, or other changes. Due to early timing of the premium billing, we are able to identify the retroactive adjustments for two subsequent month's billings. Current period revenues are adjusted to reflect these retroactive adjustments. We also receive premium payments from the Centers for Medicare and Medicaid Services ("CMS") on a monthly basis for our Medicare+Choice membership. Membership and category eligibility are periodically reconciled with CMS and could result in adjustments to revenue. Premiums collected in advance are recorded as deferred revenue. Employer contracts typically have a one year term, subject to cancellation by the employer group or by us upon 30 days notice.

Based on information received subsequent to premium billings being sent, historical trends, bad debt write-offs and the collectibility of specific accounts, we estimate, on a monthly basis, the amount of bad debt and future retroactivity and adjust our revenue and reserves accordingly.

As of December 31, 2002, we maintained reserves for retroactive billing adjustments of approximately $12.0 million compared with approximately $10.3 million at December 31, 2001. We also maintained reserves for doubtful accounts of approximately $2.9 million and $4.3 million as of December 31, 2002 and 2001, respectively. The calculation for these reserves is based on a percentage of the gross accounts receivable with the reserve percentage increasing for the older receivables.

We contract with the Office of Personnel Management ("OPM") to provide managed health care services under the Federal Employee Health Benefits Program ("FEHBP"). These contracts with the OPM and applicable government regulations establish premium rating arrangements for this program. The OPM conducts periodic audits of its contractors to, among other things, verify that the premiums established under its contracts are in compliance with the community rating and other requirements under FEHBP. The OPM may seek premium refunds or institute other sanctions against health plans that participate in the program. Premiums for services to federal employee groups are subject to audit and review by the Office of Personnel Management on a periodic basis. Such audits are usually a number of years in arrears. We record reserves,

on an estimated basis annually, based on appropriate guidelines. Any differences between actual results and estimates are recorded in the year the audits are finalized.

We currently enter into performance guarantees with employer groups where we pledge that we will meet certain standards. These standards vary widely and could involve customer service, member satisfaction, claims processing, claims accuracy, telephone on-hold time, etc. Under these performance guarantees, we could be at risk for not maintaining the standards held in the contracts. The risk level varies by agreement with penalties based on a variety of calculations including per member per month, percentage of premium, or percentage of administration fees. Risk levels are evaluated quarterly and when these performance standards are not met a liability is established.

Medical Claims Expense and Liabilities

Medical claims liabilities consist of actual claims reported but not paid and estimates of health care services incurred but not reported. The estimated claims incurred but not reported are based on historical data, current enrollment, health service utilization statistics and other related information as described earlier in the section entitled "Expenses." We also establish reserves, if required, for the probability that anticipated future health care costs and contract maintenance costs under the group of existing contracts will exceed anticipated future premiums and reinsurance recoveries on those contracts. These accruals are continually monitored and reviewed, and as settlements are made or accruals adjusted, differences are reflected in current operations. Changes in assumptions for medical costs caused by changes in actual experience could cause these estimates to change in the near term.

We employ a team of actuaries that have developed, refined and used the same set of reserve models over the past six years. For inpatient reserves, our models use credibility weighting of lag-based incurred claim estimates (traditional triangle based completion factors) and incurred claims estimates calculated as authorized days multiplied by per diem forecasts. For non-inpatient reserves, our models use credibility weighting of lag-based incurred claim estimates and trended per member per month estimates. For both the inpatient and non-inpatient reserves, lag-based estimates receive little or no credibility weighting in the more current incurral months. Credibility factors are increased for older months within the lag models since those older months have a higher completion factor and are the best indicator of our ultimate cost.

Within the reserve setting methodologies for inpatient and non-inpatient services, there are certain assumptions that are used. For inpatient services, authorized days are used for utilization factors, while cost trend assumptions are incorporated into per diem amounts. The per diem estimates reflect anticipated effects of changes in reimbursement structure and severity mix. For non-inpatient services, a composite trend assumption is applied which reflects anticipated changes in cost per service, provider contracts, utilization, and other factors.

Medical claims liabilities are recorded at an amount we estimate to be appropriately conservative. In 24 of the 25 most recent quarters, the reserve models have developed favorably. This suggests that the accrued liabilities calculated from the models were more than adequate to cover our ultimate liability for unpaid claims. We believe that this favorable development is a result of good communications between our health plans and our actuarial staff regarding medical utilization, provider contract changes and other components of medical cost trend.

Additionally, in 2002, an independent actuarial consulting firm began reviewing our reserve models and underlying assumptions. The independent actuaries report their conclusions to the audit committee of the board of directors on a quarterly basis.

Investments

We account for investments in accordance with SFAS No. 115 – "Accounting for Certain Investments in Debt and Equity Securities." We invest primarily in debt securities and classify all our investments as available-for-sale. Investments are evaluated on at least a quarterly basis to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

- Adverse financial conditions of a specific issuer, segment, industry, region, or other variable.

- The length of the time and the extent to which the market value has been less than cost.
- The financial condition and near-term prospects of the issuer.
- Our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.
- Elimination or reduction in dividend payments, or scheduled interest and principal.
- Rating agency downgrade of a debt security.
- Decrease in expected cash flows of a debt security.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a net amount in a separate component of stockholders' equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as a realized loss and the write down is included in earnings. Realized gains and losses on the sale of investments are determined on a specific identification basis.

Investments with original maturities in excess of three months and less than one year are classified as short-term investments and generally consist of time deposits, U.S. Treasury Notes and obligations of various states and municipalities. Long-term investments have original maturities in excess of one year and primarily consist of debt securities.

Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with SFAS No. 141 and SFAS No. 142. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method and states that acquired intangible assets should be separately recognized upon meeting certain criteria. Such intangible assets include, but are not limited to, trade and service marks, non-compete agreements, customer lists and licenses. SFAS No. 142 requires companies to cease amortization of goodwill. Rather, goodwill and other intangible assets that have indefinite lives will be subject to a periodic assessment for impairment by applying a fair-value-based test.

We use three approaches to identifying the fair value of our goodwill and other intangible assets: the market approach, the market capitalization approach and the income approach. The market approach estimates a business's fair value by analyzing the recent sales of similar companies. The market capitalization approach is based on the market value of our total shares outstanding. The income approach is based on the present value of expected future cash flows. All three approaches are reviewed together for consistency and commonality. Any impairment charges that may result will be recorded in the period in which the impairment took place.

Since the adoption of SFAS No. 142 on January 1, 2002, and through December 31, 2002, we have not incurred an impairment charge related to goodwill. See Note C to the consolidated financial statements for additional disclosure related to intangible assets.

New Accounting Standards

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148 – "Accounting for Stock-Based Compensation – Transition and Disclosure" as an amendment to FASB statement No. 123, "Accounting for Stock-Based Compensation." This statement provides alternative methods of transition to the fair value method of accounting for stock-based compensation and requires prominent disclosure in our footnotes to the financial statements of our interim and annual reports. We currently do not expect to transition to the fair value method of accounting for stock-based compensation, and, accordingly, this statement did not affect our financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146 – "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses the financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," and nullifies EITF Issue No. 88-10, "Cost Associated with Lease Modification or Termination." SFAS No. 146 requires a liability for a cost associated with an exit or disposal activity to be recognized and measured at fair value only when the liability is incurred. This statement did not have a material impact on our financial position or results of operations.

In June 2001, the FASB issued SFAS No. 144 – "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. This statement did not have a material impact on our financial position or results of operations.

In June 2001, the FASB issued two standards related to business combinations. The first statement, SFAS No. 141 – "Business Combinations," requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method and prohibits the pooling-of-interest method of accounting. SFAS No. 141 also states that acquired intangible assets should be separately recognized upon meeting certain criteria. Such intangible assets include, but are not limited to, trade and service marks, non-compete agreements, customer lists and licenses. We were not significantly affected by the implementation of this statement.

The second statement, SFAS No. 142 – "Goodwill and Other Intangible Assets," requires companies to cease amortization of goodwill. Rather, goodwill and other intangible assets that have indefinite lives will be subject to a periodic assessment for impairment by applying a fair-value-based test. Impairment charges may result in future write-downs in the period in which the impairment took place. As required, we adopted SFAS No. 142 for the fiscal year beginning January 1, 2002, and, accordingly, goodwill was not amortized during 2002 nor did we incur an impairment charge related to goodwill.

In June 1998, the FASB issued SFAS No. 133 – "Accounting for Derivative Instruments and Hedging Activities." Effective January 1, 2001, we adopted SFAS No. 133 (as amended by SFAS No. 137 and SFAS No. 138). Accordingly, a transition gain of $0.9 million, net of tax, was recorded in the first quarter of 2001 related to one financial instrument classified as derivative in nature. The adjustment was shown separately as a cumulative effect of a change in accounting principle.

Acquisitions and Dispositions

During the three years ended December 31, 2002, we completed several business combinations and membership purchases. Our business combinations are all accounted for using the purchase method of accounting, and, accordingly, the operating results of each acquisition have been included in our consolidated financial statements since their effective date of acquisition. The purchase price for each business combination was allocated to the assets, including the identifiable intangible assets, and liabilities based on estimated fair values. The excess of the purchase price over the net identifiable assets acquired was allocated to goodwill. Prior to December 31, 2001, goodwill was amortized over a useful life of 35 years. In accordance with SFAS No. 142 – "Goodwill and Other Intangible Assets," we no longer amortize goodwill. The purchase price of our membership purchases was allocated to identifiable intangible assets and is being amortized over a useful life of five to fifteen years.

The following table summarizes all business combinations and membership purchases for the three years ended December 31, 2002. The purchase price, in thousands, of each business combination includes the payment for net worth and transition costs.

	Effective Date	Market	Purchase Price
Business Combinations			
PrimeONE, Inc. ("PrimeONE")	February 1, 2000	West Virginia	$ 4,332
Maxicare Louisiana, Inc. ("Maxicare")	August 1, 2000	Louisiana	$ 2,925
WellPath Community Health Plans ("WellPath")	October 2, 2000	North Carolina	$ 21,742
Blue Ridge Health Alliance, Inc. ("Blue Ridge")	September 1, 2001	Virginia	$ 14,850
NewAlliance Health Plan, Inc. ("NewAlliance")	May 1, 2002	Pennsylvania	$ 8,600
Mid-America Health Partners, Inc. ("Mid-America")	December 1, 2002	Kansas	$ 40,239
Membership Purchases			
Prudential Health Care Plan, Inc. ("Prudential")	February 1, 2000	Missouri	$ 956
Health Partners of the Midwest ("Health Partners")	January 1, 2001	Missouri	$ 4,863
Kaiser Foundation Health Plan of Kansas City, Inc. ("Kaiser – KC")	April 2, 2001	Kansas	$ 6,498

Results of Operations

The following table (in thousands, except percentages and membership data) is provided to facilitate a more meaningful discussion regarding the comparison of our operations for each of the three years in the period ended December 31, 2002.

	2002	2001	Increase (Decrease)	2001	2000	Increase (Decrease)
Operating revenues:						
Managed care premiums	$ 3,504,215	$ 3,082,825	$ 421,390	$ 3,082,825	$ 2,556,953	$ 525,872
Management services	72,690	64,420	8,270	64,420	47,957	16,463
Total operating revenues	$ 3,576,905	$ 3,147,245	$ 429,660	$ 3,147,245	$ 2,604,910	$ 542,335
Operating expenses:						
Medical costs	$ 2,919,499	$ 2,650,993	$ 268,506	$ 2,650,993	$ 2,192,899	$ 458,094
Selling, general and administrative	437,851	379,234	58,617	379,234	330,899	48,335
Depreciation and amortization	18,885	25,910	(7,025)	25,910	27,026	(1,116)
AHERF recovery	-	-	-	-	(8,429)	8,429
Total operating expenses	$ 3,376,235	$ 3,056,137	$ 320,098	$ 3,056,137	$ 2,542,395	$ 513,742
Operating earnings	200,670	91,108	109,562	91,108	62,515	28,593
Net earnings	$ 145,603	$ 84,407	$ 61,196	$ 84,407	$ 61,340	$ 23,067
Basic earnings per share	$ 2.46	$ 1.30	$ 1.16	$ 1.30	$ 1.03	$ 0.27
Diluted earnings per share	$ 2.38	$ 1.24	$ 1.14	$ 1.24	$ 0.93	$ 0.31
Medical loss ratios:						
Commercial	82.8%	85.9%	(3.1%)	85.9%	85.4%	0.5%
Medicare	85.9%	89.4%	(3.5%)	89.4%	89.0%	0.4%
Medicaid	84.0%	83.5%	0.5%	83.5%	83.8%	(0.3%)
Total	83.3%	86.0%	(2.7%)	86.0%	85.8%	0.2%
Administrative statistics:						
Selling, general and administrative	12.2%	12.0%	0.2%	12.0%	12.7%	(0.7%)
Days in medical claims liabilities	59.46	61.98	(2.52)	61.98	58.65	3.33
Days in other medical liabilities	7.33	8.39	(1.06)	8.39	8.59	(0.20)
Membership at December 31:						
Commercial	1,283,000	1,211,000	72,000	1,211,000	1,170,000	41,000
Medicare	82,000	53,000	29,000	53,000	72,000	(19,000)
Medicaid	275,000	258,000	17,000	258,000	195,000	63,000
Non-risk	395,000	319,000	76,000	319,000	276,000	43,000
Total Membership	2,035,000	1,841,000	194,000	1,841,000	1,713,000	128,000
Network rental membership	788,000	730,000	58,000	730,000	593,000	137,000

Comparison of 2002 to 2001

Managed care premium revenue increased in 2002 over 2001 primarily from commercial rate increases that occurred throughout both years and from membership growth, both organically and through the previously discussed acquisitions. Commercial premium rates increased by an average of $20.75 over 2001 on a per member per month ("PMPM") basis, to $183.80 PMPM.

Management services revenue increased in 2002 from 2001 as a result of the previously discussed acquisitions. In particular, the Health Partners, Blue Ridge, NewAlliance and Mid-America acquisitions accounted for approximately 113,800 new non-risk members.

Medical costs increased in 2002 compared to 2001 due to membership growth, as discussed above, and medical trend. Our commercial medical trend for the year ended 2002 was 8.6% and the average trend for the three year period ended December 31, 2002 was 10.1%. Our medical loss ratio improved in 2002 in our Commercial and Medicare product lines as a result of rate increases outpacing medical trends.

Selling, general and administrative ("SG&A") expense increased in 2002 primarily due to acquisitions, an increase in fees paid to brokers and incremental salary expense related to the expansion of our customer service organization. During 2002, we opened a new regional service center in Bismarck, North Dakota to perform customer service functions related to the Mid-America acquisition and to create additional capacity for future acquisitions. As a percentage of revenue, SG&A expense increased slightly by 0.2% to 12.2% for 2002.

Depreciation and amortization decreased compared to the prior year primarily due to the adoption of SFAS No. 142 in January 2002. In accordance with SFAS No. 142, we no longer amortize goodwill but rather test for impairment at least once a year. In 2001, we amortized $7.5 million in goodwill. We did not incur any impairment charges during 2002.

Senior notes interest and amortization expense was incurred in 2002 due to the issuance of our senior notes on February 1, 2002, as described below in "Liquidity and Capital Resources."

Other income, net decreased in 2002 from 2001 due primarily to the change in valuation of a derivative instrument. We recorded a gain in 2001 and a loss in 2002 related to this derivative. The decrease is also related to a decrease in the amortization of discounts on investments, offset by an increase in interest income due to cash placed in long-term investments to achieve higher yields.

Our provision for income taxes increased in 2002 due to an increase in operating earnings, offset by a decrease in our effective tax rate from 38.0% in 2001 to 35.5% in 2002. This decrease in the tax rate is the result of strategic tax planning and due to the elimination of goodwill amortization in 2002.

Comparison of 2001 to 2000

Managed care premium revenue increased in 2001 over 2000 primarily from rate increases that occurred throughout both years and from membership growth, both organically and through acquisitions. Premium rates increased by an average of $11.36 over 2000 on a per member per month ("PMPM") basis, to $174.50 PMPM. The acquisitions that contributed to the increase in premium revenues occurred in the fourth quarter of 2000 and in the first, second and third quarters of 2001. Membership, and thus premium revenues, in the Medicaid program continued to increase almost exclusively from growth in existing markets, including a new product offering in the fourth quarter of 2001 in our Pennsylvania market. During 2001, we significantly increased Medicare premiums in the St. Louis market, which was the primary reason for a 54.7% membership loss in that market.

Management services revenue increased in 2001 from 2000 as a result of three significant acquisitions: WellPath in the fourth quarter of 2000, Health Partners in the first quarter of 2001 and Blue Ridge in the third quarter of 2001. These three acquisitions accounted for 94,000 new non-risk members.

Medical costs increased in 2001 compared to 2000 due to business growth and medical trend. Business growth was primarily in the Commercial and Medicaid segments. In the Commercial segment, the increase in membership was mostly due to acquisitions throughout the 2-year period. Medicaid growth was due to continuing underlying program growth. A significant portion of the Medicaid membership increase was related to a new lower cost mental health program that the Commonwealth of Pennsylvania implemented towards the end of 2001.

Selling, general and administrative ("SG&A") expense increased in 2001 primarily due to the additional expense associated with the acquired WellPath and Blue Ridge health plans. SG&A expense, as a percentage of revenue, decreased due to improved operational efficiencies, continued management scrutiny of administrative expenses, premium rate increases and acquisitions which required minimal incremental SG&A.

Depreciation and amortization decreased compared to the prior year primarily due to certain assets becoming fully depreciated.

Other income, net increased in 2001 from 2000 due to increased investment income as a result of an increase in our long-term investments compared to the prior year. We incurred no interest expense in 2001.

Our provision for income taxes increased in 2001 due to an increase in operating earnings and other income, net, offset by a decrease in the effective tax rate from 39.9% in 2000 to 38.0% in 2001. This decrease in the tax rate is the result of strategic tax planning.

Liquidity and Capital Resources

Consolidated

Our total cash and investments, consisting of cash and cash equivalents and short-term and long-term investments, but excluding deposits of $17.9 million restricted under state regulations, increased $178.6 million to $1.1 billion at December 31, 2002 from $922.6 million at December 31, 2001.

Net cash provided by operating activities for the year ended December 31, 2002 increased over the prior year due to an increase in net earnings and an increase in accounts payable and other accrued liabilities. The latter was a result of increases in additional selling, general and administrative liabilities related to our acquisitions and business growth throughout 2001 and 2002 and an increase in our deferred tax liability as shown in Note F to our consolidated financial statements. These increases were offset by a decrease in total medical claims liabilities as a result of the timing of medical claims payments. Also, in 2001 we received 13 months worth of Medicare premium payments as a result of the timing of CMS payments and only 12 months of premium payments were received during 2002 which led to the decrease in our deferred revenue.

Net cash used in investing activities increased for the year ended December 31, 2002 due to an increase in the amount of cash placed into short-term and long-term investments. In addition, for the year ended December 31, 2002 we made payments related to acquisitions, net of transaction costs and cash acquired, of approximately $40.9 million compared to cash acquired, net of transaction costs and cash payments, of approximately $28.7 million for the year ended December 31, 2001.

Net cash used in financing activities during 2002 increased over the prior year as a result of an increase in repurchases of our common stock. During 2002, we repurchased 2.2 million shares of our common stock, as discussed below in our *Share Repurchase Program* section, compared to approximately 0.7 million shares during 2001.

On February 1, 2002, we completed the purchase of approximately 7.1 million shares of our common stock and a warrant exercisable, at that time, for approximately 3.1 million shares of our common stock, owned by Principal Health Care, Inc. The aggregate purchase price for the shares of common stock and the warrant was approximately $176.1 million. The purchase of the shares and warrant from Principal ended their ownership of our common stock. We financed the stock and warrant repurchase with the proceeds from the sale of $175.0 million of our 8.125% Senior Notes due February 15, 2012. Interest on the notes is payable on February 15 and August 15 each year. The first interest payment of $7.7 million was made on August 14, 2002.

The Senior Notes contain certain covenants, including covenants regarding incurring additional debt, limiting dividends or other restricted payments, and restricting transactions with affiliates, sales of assets and consolidations or mergers. We have complied with all covenants under the Senior Notes.

Net cash provided by operating activities for the year ended December 31, 2001 increased over 2000 due to an increase in net earnings, an increase in deferred revenue related primarily to the timing of Medicare premium payments and an increase in medical claims liabilities as a result of the timing of medical claim payments. Net cash used in investing activities increased for the year ended December 31, 2001 as a result of an increase in the amount of cash placed in short term and long term investments. Net cash used in financing activities during 2001 is primarily due to the repurchases of our common stock.

Our investment guidelines emphasize investment grade fixed income instruments in order to provide liquidity to meet future payment obligations and minimize the risk of principal. The fixed income portfolio includes government and corporate securities with an average quality rating of "AA+" and an average contractual maturity of 3.76 years, as of December 31, 2002. We believe that since our long-term investments are available-for-sale, the amount of such investments should be added to current assets when assessing our working capital and liquidity. On such basis, current assets plus long-term investments available-for-sale less current liabilities increased to $498.0 million at December 31, 2002 from $379.6 million at December 31, 2001.

Health Plans

Our HMOs, our insurance company subsidiary, Coventry Health and Life Insurance Company ("CH&L"), and our captive subsidiary, CHC Risk Retention Group, Inc. ("CRRG"), are required by state regulatory agen-

cies to maintain minimum surplus balances, thereby limiting the dividends the parent may receive from its HMOs, CH&L and CRRG. During 2002, the parent collected $36.7 million in dividends from our subsidiaries subject to such regulatory restrictions.

Risk-based capital ("RBC") is a method of measuring the minimum amount of capital deemed appropriate for a managed care organization to support its overall business operations with consideration for its size and risk profile. This calculation, approved by the National Association of Insurance Commissioners ("NAIC"), incorporates asset risk, underwriting risk, credit risk and business risk components. Our health plans are required to submit an RBC report to the NAIC and their domiciled state's department of insurance with their annual filing.

The RBC results are used to determine whether the health plan's net worth is adequate to support the amount of its calculated risk profile. Regulators use the RBC results to determine if any regulatory actions are required. Regulatory actions, if any, range from filing a financial corrective action plan to the health plan being placed under regulatory control.

The majority of states in which we operate health plans have adopted an RBC policy that recommends that health plans maintain statutory reserves at or above the "Company Action Level" which is currently equal to 200% of their RBC (currently 250% for CH&L). Although not all states have adopted the RBC policy, we maintain all of our health plans at this standard. The total surplus in excess of 200% of RBC for all of our HMO subsidiaries was approximately $155.8 million at December 31, 2002, up from $72.1 million at December 31, 2001. These total statutory reserves for our HMO subsidiaries, as a percentage of RBC, was 331% and 267% as of December 31, 2002 and 2001, respectively. The increase is primarily due to current year earnings from our HMO subsidiaries and the previously mentioned acquisitions, offset by dividends paid to the parent company.

CH&L had surplus in excess of 250% of RBC of approximately $24.1 million and $3.4 million at December 31, 2002 and 2001, respectively. The total statutory reserve for CH&L, as a percentage of RBC, was 609% and 283% as of December 31, 2002 and 2001, respectively. The increase is primarily due to 2002 income.

CRRG had surplus in excess of 200% of RBC of approximately $1.2 million at December 31, 2002. The total statutory reserve for CRRG, as a percentage of RBC, was 325% as of December 31, 2002.

Excluding funds held by entities subject to regulation, we had cash and investments of approximately $86.7 million and $101.8 million at December 31, 2002 and December 31, 2001, respectively. The decrease in non-regulated cash and investments is primarily a result of payments made to repurchase shares of our own common stock and payments for acquisitions offset by ordinary operating activities. These funds are available to make interest or principal payments on the senior notes or any other debt that we may incur, to make loans to or investments in subsidiaries, to fund acquisitions, for stock repurchases and for general corporate purposes. A significant portion of these funds is dependent upon operating profits generated by our regulated operating subsidiaries and the ability to receive dividends from those subsidiaries. Although there is no assurance, we expect to receive regulatory approval for future dividend payments. We have entered into agreements with certain of our regulated subsidiaries to provide additional capital, if necessary, to prevent the subsidiary's impairment of net worth requirements. During 2002, we made capital contributions of $29.6 million to our HMO subsidiaries. This includes a $10.0 million contribution made to a subsidiary to increase statutory reserves above 200% even though the subsidiary is operating in a state that has not adopted the 200% RBC policy.

Other

As of December 31, 2002, we are contractually obligated to make the following payments within the next five years and thereafter (in thousands):

		Payments Due by Period			
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Senior notes	$ 175,000	$ -	$ -	$ -	$ 175,000
Operating leases	93,516	15,692	29,111	21,228	27,485
Less sublease income	(4,073)	(1,300)	(2,047)	(726)	-
Total contractual obligations	$ 264,443	$ 14,392	$ 27,064	$ 20,502	$ 202,485

Refer to Note I to our consolidated financial statement for disclosure related to our operating leases.

Projected capital investments in 2003 of approximately $13.7 million consist primarily of computer hardware, software and related equipment costs associated with the development and implementation of improved operational and communication systems.

The United States Department of Health and Human Services has issued rules, as mandated by the Health Insurance Portability and Accountability Act of 1996, which, among other things, impose security and privacy requirements with respect to individually identifiable patient data, including a member's transactions with health care providers and payors, as well as requirements for the standardization of certain electronic transaction code sets and provider identifiers. The privacy standards were issued on December 28, 2000, and becomes mandatory on April 14, 2003. As of December 31, 2002, we had spent approximately $5.0 million on compliance matters during 2001 and 2002. We anticipate spending approximately $5.5 million in 2003, approximately $1.1 million of which we expect will be capitalized, related to our compliance with the electronic transaction code sets, provider identifier standards and security and patient information privacy standards.

The nature of our operations is such that cash receipts from premium revenues are typically received up to three months prior to the expected cash payment for related medical costs. The demand for our products and services are subject to many economical fluctuations, risks and uncertainties that could materially affect the way we do business. Please refer to the section entitled "*Risk Factors*" in this annual report for more information. Management believes that our cash flows generated from operations, cash and investments and excess funds held in certain of our regulated subsidiaries will be sufficient to fund continuing operations, capital expenditures and debt interest costs at least through December 31, 2003.

Risk-Sensitive Financial Instruments and Position

We have established policies and procedures to manage our exposure to changes in the fair value of our investments. These policies include an emphasis on credit quality, management of portfolio duration, maintaining or increasing investment income through high coupon rates and actively managing profile and security mix depending upon market conditions.

Our projections of hypothetical net losses in fair value of our market rate sensitive instruments, should potential changes in market rates occur, are presented below. The analysis is based on a hypothetical change in interest rates of 100, 200 and 300 basis points. Changes in interest rates may affect the fair value of our investment portfolio and may result in unrealized gains or losses. While we believe that the potential market rate change is reasonably possible, actual results may differ.

Increase (Decrease) in fair value of portfolio
given an interest rate (decrease) increase of X basis points
As of December 31, 2002
(in thousands)

(300)	(200)	(100)	100	200	300
$ 90,904	$ 60,603	$ 30,301	$ (30,301)	$ (60,603)	$ (90,904)

Share Repurchase Program

On December 20, 1999, we announced a program to purchase up to 5% of our outstanding common stock. In August 2002, our Board of Directors approved the repurchase up to an additional 5% of our outstanding common stock. Stock repurchases may be made from time to time at prevailing prices in the open market, by block purchase or in private transactions. As a part of this program, we purchased 2.2 million shares of our common stock in 2002 at an aggregate cost of $65.5 million. The total remaining common shares we are authorized to repurchase under the program, including the new authorization, was approximately 2.5 million as of December 31, 2002.

Legal Proceedings

In the normal course of business, we have been named as a defendant in various legal actions such as actions seeking payments for claims denied by us, medical malpractice actions and other various claims seeking monetary damages. The claims are in various stages of proceedings and some may ultimately be brought to trial. Incidents occurring through December 31, 2002 may result in the assertion of additional

claims. We carry general liability insurance for each of our operations on a claims-made basis with varying deductibles for which we maintain reserves.

As a result of significant premium increases required by insurers to renew our professional malpractice coverage, we formed a captive subsidiary to provide coverage for these events. Our captive subsidiary provides up to $5 million in coverage for each event and up to $10 million in coverage for each event that is a class action. The captive has an aggregate policy limit of $15 million. On top of the captive's per event limit of $5 million, we are co-insured with our commercial carrier for an additional $10 million. Each year we will re-evaluate the most cost effective method for insuring these types of claims. In the opinion of management, the outcome of these actions should not have a material adverse effect on our financial position or results of operations.

We are a defendant in the provider track in the Managed Care Litigation filed in the United States District Court for the Southern District of Florida, Miami Division, MDL No. 1334, styled in re: Humana, Inc., Charles B. Shane, MD, et al. vs. Humana, Inc., et al. This action was filed by a group of physicians as a class action against us and twelve other companies in the managed care field. In its fourth amended complaint, the plaintiffs have alleged violations of RICO, conspiracy to violate RICO and aiding and abetting a scheme to violate RICO. In addition to these RICO claims, the complaint includes counts for breach of contract, violations of various state prompt payment laws and equitable claims for unjust enrichment and quantum meruit. We have filed a motion to dismiss each of these claims because they fail to state a cause of action or, in the alternative, to compel arbitration pursuant to the arbitration provisions which exist in our physician contracts. The trial court has certified various subclasses of physicians; however, we were not subject to the class certification order because the motion to certify was filed before we were joined as a defendant. The plaintiffs are currently pursuing class discovery against us and will then file their motion for class certification as to us. The defendants who were subject to the certification order have filed an appeal with the 11th Circuit Court of Appeals which has been granted. Although we can not predict the outcome, we believe that the claims asserted in this lawsuit are without merit and we intend to defend our position.

We may be the target of other similar lawsuits involving RICO and the ERISA, generally claiming that managed care companies overcharge consumers and misrepresent that they deliver quality health care. Although we may be the target of other similar lawsuits, we believe there is no valid basis for such lawsuits.

Our industry is heavily regulated and the laws and rules governing the industry and interpretations of those laws and rules are subject to frequent change. Existing or future laws could have a significant effect on our operations.

Legislation and Regulation

Numerous proposals have been introduced in the United States Congress and various state legislatures relating to health care reform. Some proposals, if enacted, could among other things, restrict our ability to raise prices and to contract independently with employers and providers. Certain reform proposals favor the growth of managed health care, while others would adversely affect managed care. Although the provisions of any legislation adopted at the state or federal level can not be accurately predicted at this time, management believes that the ultimate outcome of currently proposed legislation would not have a material adverse effect on our results of operations in the short-term.

Pursuant to a Health Insurance Portability and Accountability Act of 1996 mandate, the Department of Health and Human Services released a final rule regarding standards for privacy of individually identifiable health information on December 20, 2000, effective April 14, 2003. We expect to institute all necessary modifications to systems and business processes by the compliance date.

The Department of Health and Human Services also released its final rule for electronic data standards on August 17, 2000, effective October 17, 2000. We expect to institute all necessary modifications to systems and business processes by the October 16, 2003 compliance date.

Inflation

In recent years, health care cost inflation has exceeded the general inflation rate. To reduce the effect of health care cost inflation we have, where possible, increased premium rates and implemented cost control measures in our patient care management and provider contracting. We can not assure you that we will be

able to increase future premium rates at a rate that equals or exceeds the health care cost inflation rate or that our other cost control measures will be effective.

2003 Outlook

As a result of an improved sales force, a varied product offering, an improved underwriting process and superior customer service, we have increased our organic membership growth target to 5% for the year 2003.

We operate in highly competitive markets, but believe that the pricing environment is rational in our existing markets, thus creating the opportunity for reasonable price increases. We will continue to be diligent in attempting to obtain adequate premium increases and expect premium rates to continue to rise at a rate equal to or greater than medical trend in 2003, although at a slower pace than 2002. For 2003, we will continue to pursue ways to improve our underwriting processes and oversight in both risk and management services products with the objective of increasing premium yields and profitable growth in all of our markets. Management believes that existing markets have potential for premium growth for our commercial and governmental products.

We currently anticipate reducing selling, general and administrative expenses as a percentage of revenue to a rate not to exceed 11.6% in 2003, excluding the effect of any future acquisitions, through medical claims auto-adjudication, improved customer service, e-commerce initiatives and by slowing the increases in broker fees.

Management believes that the foregoing should result in progressive earnings improvements in 2003, although realization is dependent upon a variety of factors, some of which may be outside of our control.

Risk Factors

The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Further, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Our results of operations may be adversely affected if we are unable to accurately estimate and control future health care costs.

Most of the premium revenue we receive is based upon rates set months before we deliver services. As a result, our results of operations largely depend on our ability to accurately estimate and control future health care costs. We base the premiums we charge, at least in part, on our estimate of expected health care costs over the applicable premium period. Factors that may cause health care costs to exceed our estimates include:

- an increase in the cost of health care services and supplies, including pharmaceuticals;
- higher than expected utilization of health care services;
- periodic renegotiation of hospital, physician and other provider contracts;
- the occurrence of catastrophes or epidemics;
- changes in the demographics of our members and medical trends affecting them;
- general inflation or economic downturns;
- new mandated benefits or other regulatory changes that increase our costs; and
- other unforeseen occurrences.

In addition, medical claims payable in our financial statements include our estimated reserves for incurred but not reported and unpaid claims, which we call IBNR. The estimates for submitted claims and IBNR are made on an accrual basis. We believe that our reserves for IBNR are adequate to satisfy our medical claims liabilities, but we can not assure you of this. Any adjustments to our IBNR reserves could adversely affect our results of operations.

Our results of operations will be adversely affected if we are unable to increase premiums to offset increases in our health care costs.

Our results of operations depend on our ability to increase premiums to offset increases in our health care costs. Although we attempt to base the premiums we charge on our estimate of future health care costs, we may not be able to control the premiums we charge as a result of competition, government regulations and other factors. Our results of operations could be adversely affected if we are unable to set premium rates at appropriate levels or adjust premium rates in the event our health care costs increase.

A reduction in the number of members in our health plans could adversely affect our results of operations.

A reduction in the number of members in our health plans could adversely affect our results of operations. Factors that could contribute to the loss of membership include:

- reductions in the number of employers offering health care coverage;
- reductions in work force by existing customers;
- increases in premiums or benefit changes;
- benefit changes or reductions in premiums by our competitors;
- our exit from a market or the termination of a health plan; and
- negative publicity and news coverage relating to our company or the managed health care industry generally.

Our growth strategy is dependent in part upon our ability to acquire additional health plans and successfully integrate those plans into our operations.

An important part of our growth strategy is to grow through the acquisition of additional health plans. During the last several years, we have significantly increased our membership through a number of acquisitions, including the acquisition of certain health plans from Principal Health Care, Inc. in April 1998. We can not assure you that we will be able to continue to locate suitable acquisition candidates, successfully integrate the plans we acquire and realize anticipated operational improvements and cost savings. The plans we acquire also may not achieve our anticipated levels of profitability. Our future growth rate will be adversely affected if we are not able to successfully complete acquisitions.

Competition in our industry may limit our ability to attract new members or to increase or maintain our premium rates, which would adversely affect our results of operations.

We operate in a highly competitive environment that may affect our ability to attract new members and increase premium rates. We compete with other health plans for members. We believe the principal factors influencing the choice among health care options are:

- price of benefits offered;
- location and choice of health care providers;
- quality of customer service;
- comprehensiveness of coverage offered;
- reputation for quality care;
- financial stability of the plan; and
- diversity of product offerings.

We face competition from other managed care companies, hospitals, health care facilities and other health care providers that may have broader geographical coverage, more established reputations in our markets, greater market share, lower costs and greater financial and other resources.

We depend on the services of non-exclusive independent agents and brokers to market our products to employers, and we can not assure you that they will continue to market our products in the future.

We depend on the services of independent agents and brokers to market our managed care products and services, particularly to small employer group members. We do not have long term contracts with independent agents and brokers and they typically are not dedicated exclusively to us and frequently market the health care products of our competitors. We face intense competition for the services and allegiance of independent agents and brokers, and we can not assure you that agents and brokers will continue to market our products at reasonable costs.

Our failure to obtain cost-effective agreements with a sufficient number of providers may result in higher medical costs and a decrease in our membership.

Our future results largely depend on our ability to enter into cost-effective agreements with hospitals, physicians and other health care providers. The terms of those provider contracts will have a material effect on our medical costs and our ability to control these costs. In addition, our ability to contract successfully with a sufficiently large number of providers in a particular geographic market will impact the relative attractiveness of our managed care products in those markets.

In some of our markets, there are large provider systems that have a major presence. Some of these large provider systems have operated their own health plans in the past or may choose to do so in the future. These provider systems could adversely affect our product offerings and results of operations if they refuse to contract with us, place us at a competitive disadvantage or use their market position to negotiate contracts that are less favorable to us. Provider agreements are subject to periodic renewal and renegotiation. We can not assure you that these large provider systems will continue to contract with us or that they will contract with us on terms that are favorable to us.

Negative publicity regarding the managed health care industry generally or our company in particular could adversely affect our results of operations.

Over the last several years, the managed health care industry has been subject to negative publicity. Negative publicity regarding the managed health care industry generally or our company in particular may result in increased regulation and legislative review of industry practices, which may further increase our costs of doing business and adversely affect our results of operations by:

- requiring us to change our products and services;
- increasing the regulatory burdens under which we operate; or
- adversely affecting our ability to market our products or services.

Negative publicity relating to our company or the managed care industry generally also may adversely affect our ability to attract and retain members.

A failure of our information systems could adversely affect our business.

We depend on our information systems for timely and accurate information. Failure to maintain effective and efficient information systems or disruptions in our information systems could cause disruptions in our business operations, loss of existing customers, difficulty in attracting new customers, disputes with customers and providers, regulatory problems, increases in administrative expenses and other adverse consequences.

Compliance with privacy laws could adversely affect our business and results of operations.

The use of patient data by all of our businesses is regulated at the federal, state and local level. The Health Insurance Portability and Accountability Act of 1996, for example, imposed significant new requirements relating to maintaining the privacy of medical information. The government published regulations to implement these provisions in December 2000. Health plans must be in compliance by April 2003. The law is far-reaching and complex and proper interpretation and practice under the law continues to evolve. Consequently, our efforts to measure, monitor and adjust our business practices to comply with the law are ongoing. Because these regulations and other similar federal, state and local laws and regulations continue to evolve, we can not guarantee that the costs of compliance will not adversely affect our results of operations or cause us to change our operations significantly.

We conduct business in a heavily regulated industry and changes in regulations or violations of regulations could adversely affect our business and results of operations.

Our business is heavily regulated by federal, state and local authorities. Legislation or other regulatory reform that increases the regulatory requirements imposed on us or that changes the way we currently do business may in the future adversely affect our business and results of operations. Legislative or regulatory changes that could significantly harm us and our subsidiaries include changes that:

- impose increased liability for adverse consequences of medical decisions;
- limit premium levels;
- increase minimum capital, reserves and other financial viability requirements;
- impose fines or other penalties for the failure to pay claims promptly;
- prohibit or limit rental access to health care provider networks;
- prohibit or limit provider financial incentives and provider risk-sharing arrangements;
- require health plans to offer expanded or new benefits;
- limit the ability of health plans to manage care and utilization due to "any willing provider" and direct access laws that restrict or prohibit product features that encourage members to seek services from contracted providers or through referral by a primary care provider;
- limit contractual terms with providers, including audit, payment and termination provisions; and
- implement mandatory third party review processes for coverage denials.

In addition, we are required to obtain and maintain various regulatory approvals to market many of our products. Delays in obtaining or failure to obtain or maintain these approvals could adversely impact our results of operations. Federal, state and local authorities frequently consider changes to laws and regulations that could adversely affect our business. We can not predict the changes that government authorities will approve in the future or assure you that those changes will not have an adverse effect on our business or results of operations.

We face periodic reviews, audits and investigations under our contracts with federal and state government agencies, and these audits could have adverse findings that may negatively impact our business.

We contract with various federal and state governmental agencies to provide managed health care services. Pursuant to these contracts, we are subject to various governmental reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

- refunding of amounts we have been paid pursuant to our government contracts;
- imposition of fines, penalties and other sanctions on us;
- loss of our right to participate in various federal programs;
- damage to our reputation in various markets;
- increased difficulty in selling our products and services; and
- loss of one or more of our licenses to act as an insurer or HMO or to otherwise provide a service.

We are subject to litigation in the ordinary course of our business, including litigation based on new or evolving legal theories, that could significantly affect our results of operations.

Due to the nature of our business, we are subject to a variety of legal actions relating to our business operations including claims relating to:

- our denial of health care benefits;
- vicarious liability for our actions or medical malpractice claims;
- disputes with our providers over compensation and termination of provider contracts;
- disputes related to our non-risk business, including actions alleging breach of fiduciary duties, claim administration errors and failure to disclose network rate discounts and other fee and rebate arrangements;
- disputes over our copayment calculations; and
- customer audits of our compliance with our plan obligations.

In addition, plaintiffs continue to bring new types of purported legal claims against managed care companies. Recent court decisions and legislative activity increase our exposure to these types of claims. In some cases, plaintiffs may seek class action status and substantial economic, non-economic or punitive damages. The loss of even one of these claims, if it resulted in a significant damage award, could have a significant adverse effect on our financial condition or results of operations. In the event that a significant damage award does occur it may make reasonable settlements of claims more difficult to obtain. We can not determine with any certainty what new theories of recovery may evolve or what their impact may be on the managed care industry in general or on us in particular.

We currently have, and expect to maintain, liability insurance coverage for some of the potential legal liabilities we may incur. Potential liabilities that we incur may not, however, be covered by insurance, our insurers may dispute coverage, our insurers may be unable to meet their obligations or the amount of our insurance coverage may be inadequate. We can not assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost effective basis, if at all.

Our stock price and trading volume may be volatile.

From time to time, the price and trading volume of our common stock, as well as the stock of other companies in the health care industry may experience periods of significant volatility. Company-specific issues and developments generally in the health care industry (including the regulatory environment) and the capital markets may cause this volatility. Our stock price and trading volume may fluctuate in response to a number of events and factors, including:

- quarterly variations in our operating results;
- changes in the market's expectations about our future operating results;
- changes in financial estimates and recommendations by securities analysts concerning our company or the health care industry generally;
- operating and stock price performance of other companies that investors may deem comparable;
- news reports relating to trends in our markets;
- changes in the laws and regulations affecting our business;
- acquisitions and financings by us or others in our industry; and
- sales of substantial amounts of our common stock by our directors and executive officers or principal stockholders, or the perception that such sales could occur.

Our indebtedness will impose restrictions on our business and operations.

The indenture for our senior notes, which were issued on February 1, 2002, imposes restrictions on our business and operations. These restrictions limit our ability to, among other things:

- incur additional debt;
- pay dividends or make other restricted payments;
- create or permit certain liens on our assets;
- sell assets;
- create or permit restrictions on the ability of certain of our restricted subsidiaries to pay dividends or make other distributions to us;
- enter into transactions with affiliates;
- enter into sale and leaseback transactions; and
- consolidate or merge with or into other companies or sell all or substantially all of our assets.

In addition, we may incur additional indebtedness in the future, which may impose further restrictions on us. The restrictions in the indenture for our senior notes and in any future debt instruments could limit, among other things, our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

We may not be able to satisfy our obligations to holders of the senior notes upon a change of control.

In the event of a change of control of our company, we will be required, subject to certain conditions, to offer to purchase all of our outstanding senior notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the senior notes or that restrictions in any other debt instruments may not allow such repurchases. Our failure to purchase the senior notes would be a default under the indenture governing the senior notes. Even if we are able to repurchase the senior notes in the event of a change of control, the use of our cash resources to complete the repurchase may have a material adverse effect on our financial condition and results of operations.

Warburg Pincus has significant influence over us and its interests may conflict with your interests as a stockholder.

Warburg Pincus, a private equity investment firm, currently beneficially owns 10,127,384 shares of our common stock, or approximately 17.2% of our outstanding shares of common stock as of December 31, 2002. As a result of its voting power, Warburg Pincus may be able to exert significant influence over matters submitted to a vote of stockholders, including the election of directors and approval of a change in control or business combination of our company. Warburg Pincus may purchase additional shares of our common stock, but has agreed, effective through May 2005, not to own more than 34.9% of our common stock on a fully diluted basis. When these limitations expire in May 2005, Warburg Pincus could acquire additional shares of our common stock.

In addition to its ownership position, pursuant to the terms of the Amended and Restated Securities Purchase Agreement between the Company and Warburg Pincus, Warburg Pincus designated two directors to serve on our board of directors. Pursuant to the agreement and our certificate of incorporation, Warburg Pincus had the right to designate at least two directors until such time as Warburg Pincus converted its shares of our Series A convertible preferred stock into shares of our common stock, which occurred on December 26, 2000. The agreement provides that as long as Warburg Pincus retains ownership of at least 50% of the shares of our common stock it beneficially owned at the time of its original investment in our predecessor in 1997, it will continue to have the right to designate at least one member on our board of directors. As of December 31, 2002, Warburg Pincus continued to beneficially own 100% of the shares represented by its original investment and, therefore, currently has the right to designate one member of our board of directors. Warburg Pincus also has certain rights under the agreement to require us to register all or part of the shares of our common stock owned by Warburg Pincus.

Our stockholder rights plan, certificate of incorporation and bylaws and Delaware law could delay, discourage or prevent a change in control of our company that our stockholders consider favorable.

We have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, provisions in our certificate of incorporation and bylaws and Delaware law may delay, discourage or prevent a merger, acquisition or change in control involving our company that our stockholders may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. Among other things, these provisions:

- authorize us to issue preferred stock, the terms of which may be determined at the sole discretion of our board of directors and may adversely affect the voting or economic rights of our common stockholders;
- provide for a classified board of directors with staggered three-year terms so that no more than one-third of our directors can be replaced at any annual meeting;
- provide that directors may be removed without cause only by the affirmative vote of the holders of two-thirds of our outstanding shares;
- provide that any amendment or repeal of the provisions of our certificate of incorporation establishing our classified board of directors must be approved by the affirmative vote of the holders of three-fourths of our outstanding shares; and
- establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at a meeting.

These provisions of our stockholder rights plan, certificate of incorporation and bylaws and Delaware law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common stock and also could limit the price that investors are willing to pay in the future for shares of our common stock.

Effects of terrorism

There can be no assurance that the war on terrorism, the threat of future acts of terrorism or the related concerns of members or providers will not adversely affect our health care costs and our ability to predict and control such costs. Future acts of terrorism and bio-terrorism could adversely affect us through, among other things:

- increased utilization of health care services including, without limitation, hospital and physician services, ancillary testing and procedures, vaccinations, prescriptions for drugs, mental health services and other services;

- loss of membership as the result of lay-offs or other in force reductions of employment;
- adverse effects upon the financial condition or business of employers who sponsor health care coverage for their employees;
- disruption of our business or operations; and
- disruption of the financial and insurance markets in general.

General economic conditions

Changes in economic conditions could affect our business and results of operations. The state of the economy could affect our employer group renewal prospects and our ability to collect or increase premiums. The state of the economy has also affected the states' budgets, which could result in the states attempting to reduce payments to Medicaid plans in those states in which we offer Medicaid plans, and increase taxes and assessments on our activities. Although we could attempt to mitigate or cover our exposure from such increased costs through, among other things, increases in premiums, there can be no assurance that we will be able to mitigate or cover all of such costs resulting from any budgets cuts in states in which we operate. Although we have attempted to diversify our product offerings to address the changing needs of our membership, there can be no assurance that the effects of the current downturn in economic conditions will not cause our existing membership to seek health coverage alternatives that we do not offer or will not result in significant membership loss, lower average premium yields or decreased margins on continuing membership.

Quantitative and Qualitative Disclosures of Market Risk

Our only material risk of investments in financial instruments is in our debt securities portfolio. We invest primarily in marketable state and municipal, U.S. Government and agencies, corporate and mortgage-backed debt securities. Effective January 1, 2001, we adopted SFAS No. 133 (as amended by SFAS No. 137 and SFAS No. 138). Accordingly, a transition gain of $0.9 million, net of tax, based on the valuation at December 31, 2000, was recorded in the first quarter of 2001 related to one financial instrument classified as derivative in nature. We do not typically invest in derivative financial instruments.

We have established policies and procedures to manage our exposure to changes in the fair value of our investments. These policies include an emphasis on credit quality, management of portfolio duration, maintaining or increasing investment income through high coupon rates and actively managing profile and security mix depending upon market conditions. We have classified all of our investments as available-for-sale.

Investments are evaluated on at least a quarterly basis to determine if declines in value are other-than-temporary. In making that determination, all available evidence relating to the realizable value of a security is considered. Debt securities with declines in value below cost due to market conditions or industry-specific events where we intend and have the ability to hold the investment for a period of time sufficient to allow a market recovery, are not assumed to be other-than-temporary.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a net amount in a separate component of shareholder's equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as a realized loss and the write down is included in earnings. Realized gains and losses on the sale of investments are determined on a specific identification basis.

The fair value of our investments at December 31, 2002 was $932.4 million. Our investments at December 31, 2002 mature according to their contractual terms, as follows, in thousands (actual maturities may differ because of call or prepayment rights):

As of December 31, 2002	Amortized Cost	Fair Value
Maturities:		
Within 1 year	$ 103,620	$ 104,319
1 to 5 years	335,959	353,330
5 to 10 years	240,426	250,266
Over 10 years	217,979	224,437
Total short-term and long-term securities	$ 897,984	$ 932,352

We believe our investment portfolio is diversified and currently expect no material loss to result from the failure to perform by the issuers of the debt securities we hold. The mortgage-backed securities are insured by several associations, including Government National Mortgage Administration and Federal National Mortgage Administration.



Financial Statements and Supplementary Data

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
of Coventry Health Care, Inc.:

We have audited the accompanying consolidated balance sheet of Coventry Health Care, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements and schedule of Coventry Health Care, Inc. and subsidiaries for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations and whose report dated February 1, 2002 expressed an unqualified opinion on those statements and schedule before the restatement disclosures described in Note C.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coventry Health Care, Inc. and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note C to the consolidated financial statements, effective January 1, 2002, Coventry Health Care, Inc., changed its method of accounting for goodwill and other intangible assets.

As discussed above, the consolidated financial statements of Coventry Health Care, Inc. as of December 31, 2001, and for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations. As described in Note C, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note C with respect to 2001 and 2000 included (a) agreeing the previously reported net earnings to the previously issued financial statements and the adjustments to reported net earnings representing amortization expense recognized in those periods related to goodwill to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net earnings to reported net earnings, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 and 2000 in Note C are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

ERNST & YOUNG LLP

Ernst + Young LLP

Baltimore, Maryland
January 31, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP ("Andersen"), which has not been reissued by Andersen. Certain financial information for each of the two years in the period ended December 31, 2001 was not reviewed by Andersen and includes additional disclosures to conform with new accounting pronouncements and SEC rules and regulations issued during the fiscal year 2002.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
of Coventry Health Care, Inc.:

We have audited the accompanying consolidated balance sheets of Coventry Health Care, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coventry Health Care, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Arthur Andersen LLP

Baltimore, Maryland
February 1, 2002

Coventry Health Care, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2002	December 31, 2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 186,768	$ 312,364
Short-term investments	57,895	87,515
Accounts receivable, net of allowance of $2,885 and $4,252 as of December 31, 2002 and 2001, respectively	71,044	63,486
Other receivables, net	63,943	65,291
Deferred income taxes	36,861	43,509
Other current assets	7,764	6,353
Total current assets	424,275	578,518
Long-term investments	874,457	552,612
Property and equipment, net	34,045	34,327
Goodwill	243,746	237,392
Other intangible assets, net	25,687	24,719
Other long-term assets	41,230	23,705
Total assets	$ 1,643,440	$ 1,451,273
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Medical claims liabilities	$ 497,318	$ 460,489
Other medical liabilities	61,281	62,365
Accounts payable and other accrued liabilities	178,577	165,697
Deferred revenue	63,536	62,994
Total current liabilities	800,712	751,545
Senior notes	175,000	-
Other long-term liabilities	21,691	10,649
Total liabilities	997,403	762,194
Stockholders' Equity:		
Common stock, $.01 par value; 200,000,000 shares authorized; 68,484,702 shares issued and 58,788,297 outstanding in 2002; and 66,753,210 shares issued and 65,622,749 outstanding in 2001	685	668
Treasury stock, at cost, 9,696,405 and 1,130,461 shares in 2002 and 2001, respectively	(205,644)	(12,257)
Additional paid-in capital	530,322	541,064
Accumulated other comprehensive income	22,167	6,700
Retained earnings	298,507	152,904
Total stockholders' equity	646,037	689,079
Total liabilities and stockholders' equity	$ 1,643,440	$ 1,451,273

See accompanying notes to the consolidated financial statements.

Coventry Health Care, Inc. and Subsidiaries
Consolidated Statements of Operations
(in thousands, except per share data)

	Years Ended December 31,		
	2002	2001	2000
Operating revenues:			
Managed care premiums	$ 3,504,215	$ 3,082,825	$ 2,556,953
Management services	72,690	64,420	47,957
Total operating revenues	3,576,905	3,147,245	2,604,910
Operating expenses:			
Medical costs	2,919,499	2,650,993	2,192,899
Selling, general and administrative	437,851	379,234	330,899
Depreciation and amortization	18,885	25,910	27,026
AHERF recovery	-	-	(8,429)
Total operating expenses	3,376,235	3,056,137	2,542,395
Operating earnings	200,670	91,108	62,515
Senior notes interest and amortization expense	13,446	-	-
Other income, net	38,517	43,574	39,553
Earnings before income taxes	225,741	134,682	102,068
Provision for income taxes	80,138	51,153	40,728
Cumulative effect of change in accounting principle - SFAS No. 133, net of tax effect of $561	-	878	-
Net earnings	$ 145,603	$ 84,407	$ 61,340
Net earnings per share:			
Basic before cumulative effect - SFAS No. 133	$ 2.46	$ 1.29	$ 1.03
Cumulative effect - SFAS No. 133	-	0.01	-
Basic EPS	$ 2.46	$ 1.30	$ 1.03
Diluted before cumulative effect - SFAS No. 133	$ 2.38	$ 1.23	$ 0.93
Cumulative effect - SFAS No. 133	-	0.01	-
Diluted EPS	$ 2.38	$ 1.24	$ 0.93

See accompanying notes to the consolidated financial statements.

Coventry Health Care, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2002, 2001 and 2000
(in thousands)

	Common Stock	Treasury Stock, at Cost	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 1999	$ 596	$ (5,380)	$ 480,792	$ (2,780)	$ 7,157	$ 480,385
Comprehensive income:						
Net earnings					61,340	61,340
Other comprehensive income:						
Holding gain				9,030		
Reclassification adjustment				956		
						9,986
Deferred tax effect				(3,930)		(3,930)
Comprehensive income						67,396
Issuance (purchase) of common stock, including exercise of options and warrants	67	(5,430)	54,654			49,291
Tax benefit of stock options exercised			3,358			3,358
Balance, December 31, 2000	663	(10,810)	538,804	3,276	68,497	600,430
Comprehensive income:						
Net earnings					84,407	84,407
Other comprehensive income:						
Holding gain				7,522		
Reclassification adjustment				(470)		
Cumulative effect – SFAS No. 133				(1,439)		
						5,613
Deferred tax effect				(2,189)		(2,189)
Comprehensive income						87,831
Issuance (purchase) of common stock, including exercise of options and warrants	5	(1,447)	679			(763)
Tax benefit of stock options exercised			1,581			1,581
Balance, December 31, 2001	668	(12,257)	541,064	6,700	152,904	689,079
Comprehensive income:						
Net earnings					145,603	145,603
Other comprehensive income:						
Holding gain				22,777		
Reclassification adjustment				1,203		
						23,980
Deferred tax effect				(8,513)		(8,513)
Comprehensive income						161,070
Issuance (purchase) of common stock, including exercise of options and warrants	17	(52,317)	9,053			(43,247)
Purchase of shares and warrant from Principal		(141,070)	(35,000)			(176,070)
Tax benefit of stock options exercised			15,205			15,205
Balance, December 31, 2002	$ 685	$ (205,644)	$ 530,322	$ 22,167	$ 298,507	$ 646,037

See accompanying notes to the consolidated financial statements.

Coventry Health Care, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net earnings	$ 145,603	$ 84,407	$ 61,340
Adjustments to reconcile net earnings to cash provided by operating activities:			
Depreciation and amortization	18,885	25,910	27,026
Amortization of deferred compensation	5,667	1,529	547
Deferred income tax provision	2,146	1,565	15,787
Amortization of deferred financing costs	412	-	-
Other	9,486	3,081	(2,665)
Changes in assets and liabilities, net of effects of the purchase of subsidiaries:			
Accounts receivable	(3,017)	(4,109)	(524)
Other receivables	6,054	4,429	(16,043)
Other current assets	(595)	(225)	(1,899)
Other assets	660	(35)	500
Medical claims liabilities	4,862	57,859	34,578
Other medical liabilities	(458)	(13,988)	(11,549)
Accounts payable and other accrued liabilities	17,003	2,551	10,690
Interest payable on senior notes	5,372	-	-
Deferred revenue	(6,084)	18,636	(12,252)
Other long-term liabilities	2,769	(38)	(94)
Net cash provided by operating activities	208,765	181,572	105,442
Cash flows from investing activities:			
Capital expenditures, net	(13,033)	(11,871)	(16,024)
Proceeds from sales of investments	572,758	435,649	425,292
Purchases of investments and other	(793,851)	(571,278)	(524,040)
Payments for acquisitions, net	(55,644)	(20,256)	(30,441)
Cash acquired in conjunction with acquisitions	14,770	48,997	55,423
Net cash used in investing activities	(275,000)	(118,759)	(89,790)
Cash flows from financing activities:			
Net proceeds from issuance of stock	11,984	2,292	7,090
Net payments for repurchase of stock and warrant	(241,845)	(8,970)	(6,589)
Proceeds from issuance of senior notes, net	170,500	-	-
Net cash (used in) provided by financing activities	(59,361)	(6,678)	501
Net (decrease) increase in cash and cash equivalents	(125,596)	56,135	16,153
Cash and cash equivalents at beginning of period	312,364	256,229	240,076
Cash and cash equivalents at end of period	$ 186,768	$ 312,364	$ 256,229
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 7,662	$ -	$ -
Income taxes paid, net	$ 65,582	$ 35,851	$ 20,941
Non-cash item – Restricted stock	$ 15,110	$ 9,091	$ -
Non-cash item – Tax benefit of stock options exercised	$ 15,205	$ 1,581	$ 3,358

See accompanying notes to the consolidated financial statements.

COVENTRY HEALTH CARE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Coventry Health Care, Inc. (together with its subsidiaries, the "Company", "we", "our", or "us") is a managed health care company operating health plans under the names Coventry Health Care, Coventry Health and Life, HealthAmerica, HealthAssurance, HealthCare USA, Group Health Plan, SouthCare, Southern Health, Carelink Health Plans and WellPath. The Company provides a full range of managed care products and services including health maintenance organization ("HMO"), point of service ("POS") and preferred provider organization ("PPO") products. The Company also administers self-insured plans for large employer groups and rents its provider networks to various third parties.

Since the Company began operations in 1987 with the acquisition of the American Service Companies entities, including Coventry Health and Life Insurance Company ("CH&L"), the Company has grown substantially through acquisitions. The table below summarizes all of the Company's acquisitions. See Note B to consolidated financial statements for additional information on the most recent acquisitions.

Acquisition	Location	Type of Business	Year Acquired
American Service Company ("ASC") entities	Multiple Markets	Multiple Products	1987
HealthAmerica Pennsylvania, Inc. ("HAPA")	Pennsylvania	HMO	1988
Group Health Plan, Inc. ("GHP")	St. Louis, Missouri	HMO	1990
Southern Health Services, Inc. ("SHS")	Richmond, Virginia	HMO	1994
HealthCare USA, Inc. ("HCUSA")	Multiple Markets	Medicaid	1995
Principal Health Care, Inc. ("PHC")	Multiple Markets	HMO	1998
Carelink Health Plans ("Carelink")	West Virginia	HMO	1999
Kaiser Foundation Health Plan of North Carolina ("Kaiser – NC")	North Carolina	HMO	1999
PrimeONE, Inc. ("PrimeONE")	West Virginia	HMO	2000
Maxicare Louisiana, Inc. ("Maxicare")	Louisiana	HMO	2000
WellPath Community Health Plans ("WellPath")	North Carolina	HMO	2000
Prudential Health Care Plan, Inc. ("Prudential")	St. Louis, Missouri	Medicaid	2000
Blue Ridge Health Alliance, Inc. ("Blue Ridge")	Charlottesville, Virginia	HMO	2001
Health Partners of the Midwest ("Health Partners")	St. Louis, Missouri	HMO	2001
Kaiser Foundation Health Plan of Kansas City, Inc. ("Kaiser - KC")	Kansas City, Missouri	HMO	2001
NewAlliance Health Plan, Inc. ("NewAlliance")	Erie, Pennsylvania	HMO	2002
Mid-America Health Partners, Inc. ("Mid-America")	Kansas City, Missouri	HMO	2002

Significant Accounting Policies

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are 100% owned. All significant inter-company transactions have been eliminated.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Significant Customers – The Company's commercial business is diversified across a large customer base and there are no commercial groups that make up 10% or more of managed care premiums. For the years ended 2002, 2001 and 2000, the Company received 12.3%, 11.4% and 15.8%, respectively, of its managed care premiums from the Federal Medicare program throughout its various markets. The Company also received 13.1%, 12.4% and 11.5% of its managed care premiums in 2002, 2001 and 2000, respectively, from its Medicaid programs throughout its various markets. In 2002, the State of Missouri accounted for over half of the Company's Medicaid membership.

Cash and Cash Equivalents – Cash and cash equivalents consist principally of overnight repurchase agreements, money market funds, commercial paper and certificates of deposit. The Company considers all highly liquid securities purchased with an original maturity of three months or less to be cash equivalents. The carrying amounts of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value.

Investments – The Company accounts for investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 – "Accounting for Certain Investments in Debt and Equity Securities", issued by the Financial Accounting Standards Board ("FASB"). The Company invests primarily in debt securities and classifies all its investments as available-for-sale. Investments are evaluated on at least a quarterly basis to determine if declines in value are other-than-temporary. In making that determination, all available evidence relating to the realizable value of a security is considered.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a net amount in a separate component of stockholders' equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as if it was a realized loss and the write down is included in earnings. Realized gains and losses on the sale of investments are determined on a specific identification basis.

Investments with original maturities in excess of three months and less than one year are classified as short-term investments and generally consist of time deposits, U.S. Treasury Notes and obligations of various states and municipalities. Long-term investments have original maturities in excess of one year and primarily consist of debt securities.

Derivative Instruments – In June 1998, the FASB issued SFAS No. 133 – "Accounting for Derivative Instruments and Hedging Activities." Effective January 1, 2001, the Company adopted SFAS No. 133 (as amended by SFAS No. 137 and SFAS No. 138). Accordingly, a transition gain of $0.9 million, net of tax, was recorded in the first quarter of 2001 related to one financial instrument classified as derivative in nature. The adjustment is shown separately as a cumulative effect of a change in accounting principle.

Other Receivables – Other receivables include interest receivables, reinsurance claims receivables, receivables from providers and suppliers and any other receivables that do not relate to premiums.

Property and Equipment – Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated lives of the related assets or, if shorter, over the terms of the respective leases.

Business Combinations, Accounting for Goodwill and Other Intangibles – In June 2001, the FASB issued two standards related to business combinations. The first statement, SFAS No. 141 – "Business Combinations," requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method and prohibits the pooling-of-interest method of accounting. SFAS No. 141 also states that acquired intangible assets should be separately recognized upon meeting certain criteria. Such intangible assets include, but are not limited to, trade and service marks, non-compete agreements, customer lists and licenses. The Company was not significantly affected by the implementation of this statement.

The second statement, SFAS No. 142 – "Goodwill and Other Intangible Assets," requires companies to cease amortization of goodwill. Rather, goodwill and other intangible assets that have indefinite lives will be subject to a periodic assessment for impairment by applying a fair-value-based test. The Company uses three approaches to identifying the fair value of its goodwill and other intangible assets: the market approach, the market capitalization approach and the income approach. The market approach estimates a business's fair value by analyzing the recent sales of similar companies. The market capitalization approach is based on market value of the Company's total shares outstanding. The income approach is based on the present value of expected future cash flows. Impairment charges may result in the future write-downs in the period in which the impairment took place. As required, the Company adopted SFAS No. 142 for the fiscal year beginning January 1, 2002, and, accordingly, goodwill was not amortized during 2002 nor did the Company incur an impairment charge related to goodwill. See Note C to consolidated financial statements for disclosure related to intangible assets.

Long-lived Assets – In June 2001, the FASB issued SFAS No. 144 – "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

Medical Claims Liabilities and Expense – Medical claims liabilities consist of actual claims reported but not paid and estimates of health care services incurred but not reported. The estimated claims incurred but not reported are based on historical data, current enrollment, health service utilization statistics and other related information. In determining our IBNR liabilities, we employ standard actuarial reserve methods that are specific to each market's membership, product characteristics, geographic territories and provider network. We also consider utilization frequency and unit costs of inpatient, outpatient, pharmacy and other medical expenses, as well as claim payment backlogs and the timing of provider reimbursements The Company also establishes reserves, if required, for the probability that anticipated future health care costs and contract maintenance costs under the group of existing contracts will exceed anticipated future premiums and reinsurance recoveries on those contracts. These accruals are continually monitored and reviewed, and as settlements are made or accruals adjusted, differences are reflected in current operations. Changes in assumptions for medical costs caused by changes in actual experience could cause these estimates to change in the near term.

Revenue Recognition – Managed care premiums are recorded as revenue in the month in which members are entitled to service. Premiums are based on a per subscriber contract rate and the subscribers in the Company's records at the time of billing. Premium billings are generally sent to employers in the month preceding the month of coverage. Premium billings may be subsequently adjusted to reflect changes in membership as a result of retroactive terminations, additions, or other changes. The Company also receives premium payments from the Centers for Medicare and Medicaid Services ("CMS") on a monthly basis for its Medicare+Choice membership. Membership and category eligibility are periodically reconciled with CMS and could result in adjustments to revenue. Premiums collected in advance are recorded as deferred revenue. Employer contracts are typically on an annual basis, subject to cancellation by the employer group or by the Company upon 30 days notice.

Based on information received subsequent to premium billings being sent, historical trends, bad debt write-offs and the collectibility of specific accounts, the Company estimates, on a monthly basis, the amount of bad debt and future retroactivity and adjusts its revenue and reserves accordingly.

Premiums for services to federal employee groups are subject to audit and review by the Office of Personnel Management ("OPM") on a periodic basis. Such audits are usually a number of years in arrears. Any differences between actual results and estimates are recorded in the year the audits are finalized.

The Company currently enters into performance guarantees primarily with non-risk employer groups where the Company pledges that it will meet certain standards. These standards vary widely and could involve customer service, member satisfaction, claims processing, claims accuracy and telephone on-hold time. Under these performance guarantees, the Company could be at risk for not maintaining the standards held in the contracts. The risk level varies by agreement with penalties based on a variety of calculations including per member per month, percentage of premium, or percentage of administration fees. Risk levels are evaluated quarterly. When standards are not met under these performance guarantees, reserves are established.

Stock-based Compensation – The Company accounts for stock-based compensation to employees under Accounting Principles Board ("APB") No. 25 – "Accounting for Stock Issued to Employees", and complies with the disclosure requirements for SFAS No. 123 – "Accounting for Stock-Based Compensation" and SFAS No. 148 – "Accounting for Stock-Based Compensation – Transition and Disclosure." The Company does not expect to transition to the fair value method of accounting for stock-based compensation, and, accordingly, this statement did not affect the Company's financial position or results of operations. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net earnings and earnings per share ("EPS") would have been reduced to the following pro-forma amounts (in thousands, except per share data):

		Years Ended December 31, 2002	2001	2000
Net earnings, as reported		$ 145,603	$ 84,407	$ 61,340
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects		3,655	948	329
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(7,503)	(4,354)	(4,418)
Net earnings, pro-forma		$ 141,755	$ 81,001	$ 57,251
EPS, basic	as reported	$ 2.46	$ 1.30	$ 1.03
EPS, basic	pro forma	$ 2.39	$ 1.25	$ 0.96
EPS, diluted	as reported	$ 2.38	$ 1.24	$ 0.93
EPS, diluted	pro forma	$ 2.31	$ 1.19	$ 0.87

The fair value of the stock options included in the pro-forma amounts shown above was estimated as of the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Dividend yield	0%	0%	0%
Expected volatility	71%	73%	74%
Risk-free interest rate	2%	4%	5%
Expected life	4.9 years	4.5 years	3.9 years

See Note G to consolidated financial statements for disclosure related to stock-based compensation.

Income Taxes – The Company files a consolidated federal tax return for the Company and its subsidiaries. The Company accounts for income taxes in accordance with SFAS No. 109 – "Accounting for Income Taxes". The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. See Note F to consolidated financial statements for disclosures related to income taxes.

Reclassifications – Certain 2001 and 2000 amounts have been reclassified to conform to the 2002 presentation.

B. ACQUISITIONS AND DISPOSITIONS

During the three years ended December 31, 2002, Coventry completed several business combinations and membership purchases. The Company's business combinations are all accounted for using the purchase method of accounting, and, accordingly, the operating results of each acquisition have been included in the Company's consolidated financial statements since their effective date of acquisition. The purchase price for each business combination was allocated to the assets, including the identifiable intangible assets, and liabilities based on estimated fair values. The excess of the purchase price over the net identifiable assets acquired was allocated to goodwill. Prior to December 31, 2001, goodwill was amortized over a useful life of 25 to 35 years. In accordance with SFAS No. 142, effective January 1, 2002, the Company no longer amortizes goodwill. The purchase price of the Company's membership purchases was allocated to identifiable intangible assets and is being amortized over a useful life of five to fifteen years.

The following table summarizes all business combinations and membership purchases for the three years ended December 31, 2002. The purchase price, in thousands, of each business combination includes the payment for net worth and transition costs.

	Effective Date	Market	Purchase Price
Business Combinations			
PrimeONE, Inc. ("PrimeONE")	February 1, 2000	West Virginia	$ 4,332
Maxicare Louisiana, Inc. ("Maxicare")	August 1, 2000	Louisiana	$ 2,925
WellPath Community Health Plans ("WellPath")	October 2, 2000	North Carolina	$ 21,742
Blue Ridge Health Alliance, Inc. ("Blue Ridge")	September 1, 2001	Virginia	$ 14,850
NewAlliance Health Plan, Inc. ("NewAlliance")	May 1, 2002	Pennsylvania	$ 8,600
Mid-America Health Partners, Inc. ("Mid-America")	December 1, 2002	Kansas	$ 40,239
Membership Purchases			
Prudential Health Care Plan, Inc. ("Prudential")	February 1, 2000	Missouri	$ 956
Health Partners of the Midwest ("Health Partners")	January 1, 2001	Missouri	$ 4,863
Kaiser Foundation Health Plan of Kansas City, Inc. ("Kaiser – KC")	April 2, 2001	Kansas	$ 6,498

The following unaudited pro-forma condensed consolidated results of operations assumes the acquisitions of PrimeONE, Maxicare and WellPath health plans occurred on January 1, 2000 (in thousands, except per share data). Blue Ridge, NewAlliance and Mid-America were excluded from this pro-forma due to immateriality.

	Year Ended December 31, 2000 *(unaudited)*
Operating revenues	$2,798,818
Net earnings	47,495
Earnings per share, basic	0.80
Earnings per share, diluted	0.72

C. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of costs in excess of the fair value of the net tangible assets of subsidiaries or operations acquired through December 31, 2002.

Goodwill

As described in the Company's segment disclosure, assets are not allocated to specific products, and, accordingly, goodwill can not be reported by segment. The Company has completed its impairment tests of goodwill and has determined that there was no impairment of goodwill as of January 1, 2002 nor as of October 1, 2002, the Company's annual revaluation date. The changes in the carrying amount of goodwill for the year ended December 31, 2002 were as follows (in thousands):

Balance as of December 31, 2001	$	237,392
Acquisition of NewAlliance Health Plan, Inc.		6,484
Transition cost adjustments		(130)
Impairment loss		-
Balance as of December 31, 2002	$	243,746

The following table presents net earnings and earnings per share amounts restated to exclude goodwill amortization for the years ended December 31, 2002, 2001 and 2000 (in thousands, except per share data).

	Years Ended December 31, 2002	2001	2000
Reported net earnings	$ 145,603	$ 84,407	$ 61,340
Goodwill amortization	-	7,517	8,615
Adjusted net earnings	$ 145,603	$ 91,924	$ 69,955
Basic earnings per share	$ 2.46	$ 1.30	$ 1.03
Goodwill amortization	-	0.11	0.15
Adjusted basic earnings per share	$ 2.46	$ 1.41	$ 1.18
Diluted earnings per share	$ 2.38	$ 1.24	$ 0.93
Goodwill amortization	-	0.11	0.13
Adjusted diluted earnings per share	$ 2.38	$ 1.35	$ 1.06

Other Intangible Assets

The other intangible asset balances are as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Amortization Period
As of December 31, 2002				
Amortized other intangible assets:				
Customer Lists	$ 25,474	$ 7,745	$ 17,729	5-15 Years
HMO Licenses	10,700	2,842	7,858	15-20 Years
Total amortized other intangible assets	$ 36,174	$ 10,587	$ 25,587	
Unamortized other intangible assets:				
Trade Names	$ 100	$ -	$ 100	-
Total unamortized other intangible assets	$ 100	$ -	$ 100	
Total other intangible assets	$ 36,274	$ 10,587	$ 25,687	
As of December 31, 2001				
Amortized other intangible assets:				
Customer Lists	$ 21,499	$ 5,185	$ 16,314	5-15 Years
HMO Licenses	10,700	2,295	8,405	15-20 Years
Total amortized other intangible assets	$ 32,199	$ 7,480	$ 24,719	

Other intangible amortization expense for the years ended December 31, 2002, 2001 and 2000 was $3.1 million, $2.6 million and $1.5 million, respectively. Estimated intangible amortization expense is $2.3 million for the year ending December 31, 2003 and $2.1 million for the years ending December 31, 2004 through 2006. The weighted-average amortization period is 11.7 years for other intangible assets.

D. PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following (in thousands):

	December 31, 2002	December 31, 2001	Depreciation Period
Land	$ 350	$ 350	-
Buildings and leasehold improvements	12,981	13,055	5–40 Years
Equipment	101,990	90,089	3–7 Years
Sub-total	115,321	103,494	
Less accumulated depreciation and amortization	(81,276)	(69,167)	
Property and equipment, net	$ 34,045	$ 34,327	

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $15.8 million, $15.8 million and $16.9 million, respectively.

E. INVESTMENTS

The Company considers all of its investments as available-for-sale securities and, accordingly, records unrealized gains and losses, except for those determined to be other-than-temporary impairments, as other comprehensive income in the stockholders' equity section of its consolidated balance sheets.

The amortized cost, gross unrealized gain or loss and estimated fair value of short-term and long-term investments by security type were as follows at December 31, 2002 and 2001 (in thousands):

As of December 31, 2002	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
State and municipal bonds	$ 277,667	$ 9,191	$ (140)	$ 286,718
US Treasury & agencies securities	146,097	5,186	(185)	151,098
Mortgage-backed securities	127,385	4,928	(40)	132,273
Asset-backed securities	81,493	3,130	(1,397)	83,226
Corporate debt and other securities	265,342	13,953	(258)	279,037
	$ 897,984	$ 36,388	$ (2,020)	$ 932,352

As of December 31, 2001	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
State and municipal bonds	$ 151,065	$ 2,065	$ (906)	$ 152,224
US Treasury & agencies securities	45,353	830	(85)	46,098
Mortgage-backed securities	101,933	2,915	(160)	104,688
Asset-backed securities	53,951	1,292	(135)	55,108
Corporate debt and other securities	276,783	6,192	(966)	282,009
	$ 629,085	$ 13,294	$ (2,252)	$ 640,127

The amortized cost and estimated fair value of short-term and long-term investments by contractual maturity were as follows at December 31, 2002 and December 31, 2001 (in thousands):

As of December 31, 2002	**Amortized Cost**	**Fair Value**
Maturities:		
Within 1 year	$ 103,620	$ 104,319
1 to 5 years	335,959	353,330
5 to 10 years	240,426	250,266
Over 10 years	217,979	224,437
Total short-term and long-term securities	$ 897,984	$ 932,352
As of December 31, 2001		
Maturities:		
Within 1 year	$ 126,867	$ 127,642
1 to 5 years	230,626	237,597
5 to 10 years	89,703	91,179
Over 10 years	181,889	183,709
Total short-term and long-term securities	$ 629,085	$ 640,127

Proceeds from the sale and maturities of investments were $572.8 million, $435.6 million and $425.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. Gross investment gains of $1.9 million and gross investment losses of $3.1 million were realized on these sales for the year ended December 31, 2002. This compares to gross investment gains of $4.7 million and gross investment losses of $2.2 million on these sales for the year ended December 31, 2001, and gross investment gains of $0.1 million and gross investment losses of $1.1 million on these sales for the year ended December 31, 2000.

F. INCOME TAXES

The provision for income taxes consists of the following (in thousands):

	Years Ended December 31,		
	2002	**2001**	**2000**
Current provision:			
Federal	$ 70,892	$ 42,298	$ 21,996
State	7,100	7,851	2,945
Deferred provision:			
Federal	1,883	1,263	13,358
State	263	302	2,429
	$ 80,138	$ 51,714	$ 40,728

The Company's effective tax rate differs from the federal statutory rate of 35% as a result of the following:

	Years Ended December 31,		
	2002	**2001**	**2000**
Statutory federal tax rate	35.00%	35.00%	35.00%
Effect of:			
State income taxes, net of federal taxes	2.30%	3.40%	3.06%
Amortization of goodwill	-	2.19%	3.13%
Tax exempt interest income	(1.13%)	(1.46%)	(1.44%)
Other	(0.67%)	(1.14%)	0.15%
Income tax provision	35.50%	37.99%	39.90%

The effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below (in thousands):

	December 31,	
	2002	**2001**
Deferred tax assets:		
Deferred revenue	$ 5,690	$ 4,774
Medical liabilities	5,186	5,392
Accounts receivable	1,108	1,710
Deferred compensation	10,340	8,496
Other accrued liabilities	20,660	26,272
Other assets	5,634	4,765
Net operating loss carryforwards	25,401	17,708
Gross deferred tax assets	74,019	69,117
Less valuation allowance	(3,252)	(3,252)
Deferred tax asset	$ 70,767	$ 65,865
Deferred tax liabilities:		
Other Liabilities	$ (1,103)	$ (11)
Intangibles	(3,562)	(3,117)
Unrealized gain on securities	(12,201)	(4,297)
Gross deferred tax liabilities	(16,866)	(7,425)
Net deferred tax asset	$ 53,901	$ 58,440

The valuation allowance for deferred tax assets as of December 31, 2002 and 2001 is $3.3 million due to the Company's belief that the complete realization of a portion of the deferred tax asset resulting from net operating loss carryforwards associated with certain acquisitions is doubtful.

G. EMPLOYEE BENEFIT PLANS

Stock-Based Compensation

As of December 31, 2002, the Company had one stock incentive plan, the Amended and Restated 1998 Stock Incentive Plan (the "Stock Incentive Plan") under which shares of the Company's common stock were authorized for issuance to key employees, consultants and directors in the form of stock options, restricted stock and other stock-based awards.

The Stock Incentive Plan is authorized to grant either incentive stock options or nonqualified stock options, stock appreciation rights, restricted stock and other stock-based awards at the discretion of the Compensation and Benefits Committee of the Board of Directors. At the annual meeting of shareholders held on June 8, 2000, the Company's shareholders voted to increase the shares of common stock authorized for issuance under the Stock Incentive Plan from an aggregate of seven million shares to an aggregate of nine million shares. Shares available for issuance under the Stock Incentive Plan were 662,705 and 1,463,925 as of December 31, 2002 and 2001, respectively.

Stock Options

Under the Stock Incentive Plan, the terms and conditions of option grants are established on an individual basis with the exercise price of the options being equal to not less than 100% of the market value of the underlying stock at the date of grant. Options generally become exercisable after one year in 20% to 25% increments per year and expire ten years from the date of grant. At December 31, 2002, the Stock Incentive Plan had outstanding options representing 3,800,523 shares of common stock.

Transactions with respect to stock options granted under the Stock Incentive Plan for the three years ended December 31, 2002 were as follows (shares in thousands):

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	5,257	$ 9.04	5,204	$ 7.74	6,177	$ 7.92
Granted	470	$ 28.12	599	$ 17.85	299	$ 10.78
Exercised	(1,666)	$ 6.70	(469)	$ 7.40	(881)	$ 7.67
Cancelled	(260)	$ 11.98	(77)	$ 9.94	(391)	$ 7.88
Outstanding at end of year	3,801	$ 12.22	5,257	$ 9.04	5,204	$ 8.09
Exercisable at end of year	2,437	$ 9.10	3,291	$ 7.49	2,380	$ 7.74

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/02	Weighted Average Remaining Contractual Life	Weighted Average Exercise Prices	Number Exercisable at 12/31/02	Weighted Average Exercise Price
$5.00–$6.99	824	6.7	$ 6.55	633	$ 6.50
$7.00–$8.99	985	5.2	$ 7.69	933	$ 7.68
$9.00–$11.99	895	6.5	$ 10.50	631	$ 10.50
$12.00–$21.99	637	7.8	$ 17.32	218	$ 16.61
$22.00–$32.99	460	9.3	$ 28.38	22	$ 30.26
$5.00–$32.99	3,801	6.8	$ 12.22	2,437	$ 9.10

The weighted-average grant date fair values for options granted in 2002, 2001 and 2000 were $15.66, $10.17 and $6.01, respectively.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan, implemented in 1994, allows substantially all employees who meet length of service requirements to set aside a portion of their salary for the purchase of the Company's common stock. At the end of each plan year, the Company issues the stock to participating employees at an issue price equal to 85% of the lower of the stock price at the end of the plan year or the average stock price, as defined. The Company has reserved 1.0 million shares of stock for this plan and has issued 10,997, 9,275 and 7,883 shares in 2002, 2001 and 2000, respectively.

Restricted Stock Awards

During 2002, the Company awarded 527,700 shares of restricted stock with varying vesting periods through May 2006. The fair value of the restricted shares, at the grant date, is amortized over the vesting period. The restricted stock shares were granted at a weighted-average fair value of $28.63. The Company recorded compensation expense related to restricted stock grants of $5.7 million, $1.5 million and $0.5 million for the years ended December 31, 2002, 2001 and 2000, respectively. The deferred portion of the restricted stock is $17.2 million at December 31, 2002.

Employee Retirement Plans

As of December 31, 2002, the Company had two defined contribution retirement plans qualifying under the Internal Revenue Code Section 401(k), the Coventry Health Care, Inc. Retirement Savings Plan (the "Savings Plan") and the Mid-America Health Partners Inc. 401(k) and Investment Plan (the "MAH Plan"). All employees of Coventry Health Care, Inc. and employees of its subsidiaries can elect to participate in the Savings Plan. The Savings Plan assets are held by (1) Principal Life Insurance Company, as funding agent of the assets held under the terms of the Flexible Investment Annuity Contract with Coventry Health Care, Inc., (2) Delaware Charter

Guarantee and Trust Company, as custodial trustee of the mutual funds and (3) Bankers Trust Company, as custodial trustee of the Savings Plan's participant loans and the Coventry Health Care, Inc. Common Stock.

Under the Savings Plan participants may defer up to 15% of their eligible compensation, limited by the maximum compensation deferral amount permitted by applicable law. The Company makes matching contributions in the Company's common stock equal to 100% of the participant's contribution on the first 3% of the participant's eligible compensation and equal to 50% of the participant's contribution on the second 3% of the participant's eligible compensation. Participants will vest in the Company's matching contributions in 50% increments annually over a period of two years, based on length of service with the Company and/or its subsidiaries. All costs of the Savings Plan are funded by the Company and participants as they are incurred.

Several acquisitions have been completed since the adoption of the Savings Plan. Pursuant to specific terms of each acquisition's respective merger agreement, the surviving entity (1) became an adopting employer of the Savings Plan, and/or (2) commenced participation in the Savings Plan following approval by the Company's board of directors. Immediately upon participation in the Savings Plan, all participant account balances included in the assets of the former qualified retirement plan were rolled over into the Savings Plan and employees were permitted to commence participation in the Savings Plan except for participants of the former Mid-America Health Partners. All employees of the former Mid-America Health Partners were eligible to participate in the Savings Plan effective December 2, 2002; however their balance in the MAH Plan remained in the MAH Plan. The MAH Plan was terminated effective December 1, 2002 and the Plan assets will remain until the earlier of (i) termination of employment with Coventry or one of it's affiliates; or (ii) receipt of the Internal Revenue Service determination letter approving the termination of the MAH Plan. No contributions were made to the MAH Plan after December 1, 2002. The MAH Plan assets are held by Fidelity Management Trust Company, as funding agent of the assets held under the terms of the Plan and Trust. All participants in the MAH Plan were 100% vested in employer matching contributions as of December 1, 2002. All costs of the MAH Plan are funded by the Company and participants as they are incurred.

Merged/Acquired Entity	Effective Date
PrimeONE, Inc. [1][2]	February 1, 2000
WellPath Community Health Plans, LLC [1][2]	October 2, 2000
Blue Ridge Health Alliance, Inc. [2]	September 1, 2001
NewAlliance Health Plan, Inc. [2]	July 1, 2002
Mid-America Health Partners, Inc. [2]	December 2, 2002

Supplemental Executive Retirement Plan

As of December 31, 2002, the Company was the sponsor of a Supplemental Executive Retirement Plan (the "SERP"), currently known as the Coventry Health Care, Inc. Supplemental Executive Retirement Plan. Under the SERP, participants may defer up to 15% of their base salary and up to 100% of any bonus awarded. The Company makes matching contributions equal to 100% of the participant's contribution on the first 3% of the participant's compensation and 50% of the participant's contribution on the second 3% of the participant's compensation. Participants vest in the Company's matching contributions ratably over two years. All costs of the SERP are funded by the Company as they are incurred.

The cost, principally employer matching contributions, of the Savings Plan and the SERP charged to operations for 2002, 2001 and 2000 was $5.4 million, $5.6 million and $3.7 million, respectively.

H. SENIOR NOTES

On February 1, 2002, the Company completed a transaction to sell $175.0 million original 8.125% senior notes due 2012 in a private placement. These senior notes have since been registered with the Securities and Exchange Commission. The proceeds from the sale of senior notes were used to purchase, from Principal Health Care, Inc., 7.1 million shares of Coventry common stock and a warrant exercisable, at that time, for 3.1 million shares of Coventry common stock. The aggregate purchase price for the shares of common stock and the warrant was $176.1 million.

Senior notes interest expense and amortization of issuance costs for the year ended December 31, 2002 was $13.4 million. Interest on the notes is payable on February 15 and August 15 each year. During 2002, the Company paid $7.7 million of interest on the notes.

The Senior Notes contain certain covenants, including covenants regarding incurring additional debt, limiting dividends or other restricted payments, and restricting transactions with affiliates, sales of assets and consolidations or mergers. The Company has complied with all covenants under the Senior Notes.

I. COMMITMENTS AND CONTINGENCIES

The Company is contractually obligated to make the following payments within the next five years and thereafter (in thousands):

		Payments Due by Period			
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Senior notes (See Note H)	$ 175,000	$ -	$ -	$ -	$ 175,000
Operating leases	93,516	15,692	29,111	21,228	27,485
Less sublease income	(4,073)	(1,300)	(2,047)	(726)	-
Total contractual obligations	$ 264,443	$ 14,392	$ 27,064	$ 20,502	$ 202,485

Leases

The Company operates primarily in leased facilities with original lease terms of up to ten years with options for renewal. Through its acquisitions, the Company has office equipment leases with terms of approximately three years.

Total rent expense was $15.2 million, $15.3 million and $14.0 million, for the years ended December 31, 2002, 2001 and 2000, respectively.

Legal Proceedings

In the normal course of business, the Company has been named as a defendant in various legal actions such as actions seeking payments for claims denied by the Company, medical malpractice actions and other various claims seeking monetary damages. The claims are in various stages of proceedings and some may ultimately be brought to trial. Incidents occurring through December 31, 2002 may result in the assertion of additional claims. The Company carries general liability insurance for each of the Company's operations on a claims-made basis with varying deductibles for which the Company maintains reserves.

As a result of significant premium increases required by insurers to renew the Company's professional malpractice coverage, the Company formed a captive subsidiary, CHC Casualty Risk Retention Group, Inc. ("CRRG"), to provide coverage for these events. CRRG provides up to $5 million in coverage for each event and up to $10 million in coverage for each event that is a class action. CRRG has an aggregate policy limit of $15 million. On top of the CRRG's per event limit of $5 million, the Company is co-insured with the Company's commercial carrier for an additional $10 million. Each year the Company will re-evaluate the most cost effective method for insuring these types of claims. In the opinion of management, the outcome of these actions should not have a material adverse effect on the Company's financial position or results of operations.

Coventry Health Care, Inc. is a defendant in the provider track in the Managed Care Litigation filed in the United States District Court for the Southern District of Florida, Miami Division, MDL No. 1334, styled in re: Humana, Inc., Charles B. Shane, MD, et al. vs. Humana, Inc., et al. This action was filed by a group of physicians as a class action against Coventry and twelve other companies in the managed care field. In its fourth amended complaint, the plaintiffs have alleged violations of the federal racketeering act, Racketeer Influenced and Corrupt Organizations ("RICO"), conspiracy to violate RICO and aiding and abetting a scheme to violate RICO. In addition to these RICO claims, the complaint includes counts for breach of contract, violations of various state prompt payment laws and equitable claims for unjust enrichment and quantum meruit. Coventry has filed a motion to dismiss each of these claims because they fail to state a cause of action or, in the alternative, to compel arbitration pursuant to the arbitration provisions which exist in the Company's physician contracts. The trial court has certified various subclasses of physicians; however, the Company was not subject to the class certification order because the motion to certify was filed before Coventry was joined as a defendant. The plaintiffs are currently pursuing class discovery against Coventry and will then file their motion for class certifi-

cation as to Coventry. The defendants who were subject to the certification order filed an appeal to the 11th Circuit which has been granted. Although Coventry can not predict the outcome, management believes that the claims asserted in this lawsuit are without merit and the Company intends to defend its position.

The Company may be the target of other similar lawsuits involving RICO and the Employee Retirement Income Security Act of 1974, generally claiming that managed care companies overcharge consumers and misrepresent that they deliver quality health care. Although the Company may be the target of other similar lawsuits, the Company believes there is no valid basis for such lawsuits.

The Company's industry is heavily regulated and the laws and rules governing the industry and interpretations of those laws and rules are subject to frequent change. Existing or future laws could have significant impact on the Company's operations.

Capitation Arrangements

A small percentage of the Company's membership is covered by global capitation arrangements. Under the typical arrangement, the provider receives a fixed percentage of premium to cover all the medical costs provided to the globally capitated members. Under some capitated arrangements, physicians may also receive additional compensation from risk sharing and other incentive arrangements. Global capitation agreements limit the Company's exposure to the risk of increasing medical costs, but expose the Company to risk as to the adequacy of the financial and medical care resources of the provider organization. To the extent that the respective provider organization faces financial difficulties or otherwise is unable to perform its obligations under the global capitation agreements, the Company, which is responsible for the coverage of its members pursuant to its customer agreements, will be required to perform such obligations, and may have to incur costs in doing so in excess of the amounts it would otherwise have to pay under the global capitation agreements.

Federal Employees Health Benefits Program

The Company contracts with the OPM to provide managed health care services under the Federal Employee Health Benefits Program ("FEHBP"). These contracts with the OPM and applicable government regulations establish premium rating arrangements for this program. The OPM conducts periodic audits of its contractors to, among other things, verify that the premiums established under its contracts are in compliance with the community rating and other requirements under FEHBP. The OPM may seek premium refunds or institute other sanctions against health plans that participate in the program.

HealthAmerica Pennsylvania, Inc., the Company's Pennsylvania HMO subsidiary, has received draft audit reports from the OPM that questioned approximately $31.1 million of subscription charges for contract years 1993 – 1999 that were paid to this subsidiary under the FEHBP. The reports recommend that if these amounts are deemed to be due, approximately $5.5 million in lost investment income charges should also be recovered with respect to such overcharges, with additional interest continuing to accrue until repayment of the overcharged amounts. This matter has also been referred to the Office of the U.S. Attorney for consideration of a possible civil action. The Company has responded to the OPM and the U.S. Attorney with respect to the amounts questioned during these audits and has provided additional information to support its positions. Although the Company can not predict the outcome of this matter, management believes, after consultation with legal counsel, that the ultimate resolution of this matter will not have a material adverse effect on the accompanying consolidated financial statements.

J. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments in marketable securities and accounts receivable. The Company invests its excess cash in interest bearing deposits with major banks, commercial paper, municipal obligations, mortgage backed securities and money market funds. Investments in marketable securities are managed within guidelines established by the Board of Directors, which emphasize investment-grade fixed income securities and limit the amount that may be invested in any one issuer. The fair value of the Company's financial instruments is substantially equivalent to their carrying value and, although there is some credit risk associated with these instruments, the Company believes this risk to be minimal.

Concentration of credit risk with respect to receivables is limited due to the large number of customers comprising the Company's customer base and their breakdown among geographical locations. The Company

believes the allowance for doubtful accounts adequately provides for estimated losses as of December 31, 2002. The Company has a risk of incurring losses if such allowances are not adequate.

K. STATUTORY INFORMATION

The Company's HMOs, its insurance company subsidiary, CH&L, and CRRG are required by state regulatory agencies to maintain minimum surplus balances, thereby limiting the dividends the parent may receive from its HMOs, CH&L and CRRG. During 2002, the Company collected $36.7 million in dividends from its HMO subsidiaries, CH&L and CRRG.

The National Association of Insurance Commissioners ("NAIC") has proposed that states adopt risk-based capital ("RBC") standards that, if implemented, would generally require higher minimum capitalization requirements for HMOs and other risk-bearing health care entities. RBC is a method of measuring the minimum amount of capital deemed appropriate for a managed care organization to support its overall business operations with consideration for its size and risk profile. This calculation, approved by the NAIC, incorporates asset risk, underwriting risk, credit risk and business risk components. The Company's health plans are required to submit a RBC report to the NAIC and their domiciled state's department of insurance with their annual filing.

The RBC results will then be used to determine if the health plan's statutory net worth is adequate to support the amount of its calculated risk profile. Regulators will also use the RBC results to determine if any regulatory actions are required. Regulatory actions that could take place, if any, range from filing a financial action plan explaining how the plan will increase its statutory net worth to the approved levels, to the health plan being placed under regulatory control.

The majority of states in which the Company operates health plans have adopted a RBC policy that recommends the health plans maintain statutory reserves at or above the 'Company Action Level' which is currently equal to 200% of their RBC (250% for CH&L). Although not all states have adopted the RBC policy, the total 200% of RBC for all of the Company's HMO subsidiaries was $237.5 million at December 31, 2002. Combined statutory capital and surplus of the Company's HMOs was $393.3 million at December 31, 2002 resulting in surplus in excess of 200% of RBC of $155.8 million, up from $72.1 million at December 31, 2001. These statutory reserves for the Company's HMO subsidiaries, as a percentage of RBC, was 331% and 267% as of December 31, 2002 and 2001, respectively. The increase is due to income from 2002 and capital contributions made by the parent company to HMO subsidiaries in order to comply with newly adopted RBC policies or to prevent the impairment of the subsidiaries' statutory net worth and offset by dividends paid to the parent company. Some states in which the Company's HMOs operate require HMOs to maintain deposits with the respective states' departments of insurance. These deposits totaled $13.9 million at December 31, 2002 and are included as part of cash and cash equivalents and investments.

For CH&L, 250% of risk-based capital was $16.8 million at December 31, 2002. Total adjusted statutory capital and surplus of CH&L was $40.9 million, resulting in surplus in excess of 250% of RBC of $24.1 million, up from $3.4 million at December 31, 2001. The total statutory reserve for CH&L, as a percentage of RBC, was 609% and 283% as of December 31, 2002 and 2001, respectively. The increase is primarily due to income from 2002. Statutory deposits for CH&L as of December 31, 2002 totaled approximately $3.9 million.

For CRRG, 200% of risk-based capital was $1.8 million at December 31, 2002. Total adjusted statutory capital and surplus of CRRG was $3.0 million, resulting in excess of 200% of RBC of $1.2 million. The Company made a capital contribution of $3.0 million to CRRG during 2002.

L. OTHER INCOME

Other income for the years ended December 31, 2002, 2001 and 2000 includes investment income, net of fees, of approximately $40.9 million, $43.2 million and $41.2 million, respectively.

M. AHERF CHARGE

As a consequence of the bankruptcy filed by Allegheny Health, Education and Research Foundation ("AHERF") on July 21, 1998, the Company and certain affiliated hospitals of AHERF were involved in litigation to determine if the Company had the financial responsibility for medical services provided to the Company's members by the hospitals. As a result of the bankruptcy, AHERF failed to pay for medical services under its

global capitation agreement with the Company covering approximately 250,000 Company members in the western Pennsylvania market. The Company, which is ultimately responsible for the medical costs of the capitated members, therefore recorded a charge of $55.0 million in the second quarter of 1998.

On July 22, 1999, the Company reached a settlement with the hospitals whereby the hospitals agreed that the Company would not be liable for the payment of certain medical services rendered by the hospitals to the Company's members prior to July 21, 1998, the date of AHERF's bankruptcy filing.

As a result of this settlement and the quantification of remaining medical obligations, the Company released $6.3 million of medical claims liabilities from its AHERF reserve, which was reflected as a gain in the fourth quarter and year-end 1999 results.

Subsequently, during the fourth quarter of 2000, the Company was notified that it would be receiving a distribution from the AHERF bankruptcy proceedings. In addition, the Company was in the final stages of renegotiating most of its AHERF related lease obligations. These events necessitated a re-estimation of the Company's remaining lease liabilities. This re-estimation resulted in an additional release from the Company's AHERF reserve of $4.3 million. This release and an estimation of the bankruptcy proceeds of $4.1 million was reflected as a gain in the 2000 results.

The balance of the AHERF reserve at December 31, 2002 was $2.8 million and represents the Company's remaining obligations under the settlement (e.g. vacant office leases) and will be expended through August 2007.

N. EARNINGS PER SHARE

Basic earnings per share are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share assume the exercise of all options and warrants and the vesting of all restricted stock using the treasury stock method.

The following table summarizes the earnings and the average number of common shares used in the calculation of basic and diluted earnings per share (in thousands, except for per share amounts):

	Earnings	Shares	Per Share Amount
Year Ended December 31, 2002			
Basic earnings per share	$ 145,603	59,201	$ 2.46
Effect of dilutive securities:			
Options and warrants		2,043	
Diluted earnings per share	$ 145,603	61,244	$ 2.38
Year Ended December 31, 2001			
Basic earnings per share			
Earnings before cumulative effect - SFAS No. 133	$ 83,529	64,990	$ 1.29
Cumulative effect - SFAS No. 133	878	-	0.01
Basic earnings per share	$ 84,407	64,990	$ 1.30
Diluted earnings per share			
Earnings before cumulative effect - SFAS No. 133	$ 83,529	64,990	
Effect of dilutive securities:			
Options and warrants		2,885	
	$ 83,529	67,875	$ 1.23
Cumulative effect - SFAS No. 133	878	-	0.01
Diluted earnings per share	$ 84,407	67,875	$ 1.24
Year Ended December 31, 2000			
Basic earnings per share	$ 61,340	59,521	$ 1.03
Effect of dilutive securities:			
Options and warrants		2,123	
Redeemable convertible preferred stock		4,113	
Diluted earnings per share	$ 61,340	65,757	$ 0.93

O. SHARE REPURCHASE PROGRAM

On December 20, 1999, the Company announced a program to purchase up to 5% of its outstanding common stock. In August 2002, the Company's Board of Directors approved the repurchase of up to an additional 5% of the Company's outstanding common stock. Stock repurchases may be made from time to time at prevailing prices on the open market, by block purchase or in private transactions. As a part of this program, the Company purchased 2.2 million shares of the Company's common stock in 2002 at an aggregate cost of $65.5 million. The total remaining common shares the Company is authorized to repurchase under the program, including the new authorization, is approximately 2.5 million as of December 31, 2002.

P. SEGMENT INFORMATION

The Company has three reportable segments: Commercial, Medicare and Medicaid products. The products are provided to a cross section of employer groups and individuals throughout the Company's health plans. Commercial products include HMO, PPO and POS products. HMO products provide comprehensive health care benefits to members through a primary care physician. PPO and POS products permit members to participate in managed care but allow them the flexibility to utilize out-of-network providers in exchange for increased out-of-pocket costs. The Company provides comprehensive health benefits to members participating in Medicare and Medicaid programs and receives premium payments from federal and state governments.

The Company evaluates the performance of its operating segments and allocates resources based on gross margin. Assets are not allocated to specific products and, accordingly, can not be reported by segment. The following tables summarize the Company's reportable segments through gross margin and include a medical loss ratio ("MLR") calculation:

Years Ended December 31, (in thousands)

	Commercial	Medicare	Medicaid	Total
2002				
Revenues	$ 2,614,370	$ 432,556	$ 457,289	$ 3,504,215
Medical costs	2,163,709	371,538	384,252	2,919,499
Gross margin	$ 450,661	$ 61,018	$ 73,037	$ 584,716
MLR	82.8%	85.9%	84.0%	83.3%
2001				
Revenues	$ 2,347,614	$ 352,130	$ 383,081	$ 3,082,825
Medical costs	2,016,182	314,867	319,944	2,650,993
Gross margin	$ 331,432	$ 37,263	$ 63,137	$ 431,832
MLR	85.9%	89.4%	83.5%	86.0%
2000				
Revenues	$ 1,859,155	$ 404,090	$ 293,708	$ 2,556,953
Medical costs	1,587,127	359,652	246,120	2,192,899
Gross margin	$ 272,028	$ 44,438	$ 47,588	$ 364,054
MLR	85.4%	89.0%	83.8%	85.8%

Q. QUARTERLY FINANCIAL DATA (unaudited)

The following is a summary of unaudited quarterly results of operations (in thousands, except per share data) for the years ended December 31, 2002 and 2001.

	Quarters Ended			
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Operating revenues	$ 848,549	$ 890,113	$ 891,953	$ 946,290
Operating earnings	36,493	51,437	55,983	56,757
Earnings before income taxes	44,091	56,746	62,302	62,602
Net earnings	28,439	36,601	40,185	40,378
Basic earnings per share	0.47	0.62	0.68	0.69
Diluted earnings per share	0.45	0.60	0.66	0.67

	Quarters Ended			
	March 31, 2001 (1)	June 30, 2001	September 30, 2001	December 31, 2001
Operating revenues	$ 751,411	$ 786,699	$ 794,682	$ 814,453
Operating earnings	18,866	21,019	24,216	27,007
Earnings before income taxes	30,235	32,935	34,919	36,592
Earnings before cumulative effect	18,591	20,418	21,650	22,870
Net earnings	19,469	20,418	21,650	22,870
Basic earnings per share before cumulative effect	0.29	0.32	0.33	0.35
Diluted earnings per share before cumulative effect	0.27	0.30	0.32	0.34
Basic earnings per share	0.30	0.32	0.33	0.35
Diluted earnings per share	0.29	0.30	0.32	0.34

(1) As a result of adopting SFAS No. 133, the Company recorded a gain of $0.9 million, net of tax, in the first quarter of 2001 related to one financial instrument classified as derivative in nature. The gain was shown separately as a cumulative effect of a change in accounting principle.

R. SUBSEQUENT EVENT (unaudited)

On February 3, 2003, the Company completed its acquisition of PersonalCare Health Management, Inc. ("PersonalCare"), in Champaign, Illinois. The acquisition was accounted for using the purchase method of accounting, and, accordingly, the operating results of PersonalCare will be included in the Company's consolidated financial statements. The purchase price for PersonalCare was allocated to the assets, including identifiable intangible assets and liabilities based on estimated fair values. PersonalCare had approximately 78,000 commercial members in the Central and Southern Illinois.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The information required to be furnished in Item 9 was previously reported in our Form 8-K dated May 15, 2002, and is not included herein pursuant to Instruction 1 to Item 9.

Directors and Executive Officers of the Registrant.

The information set forth under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement for our 2003 Annual Meeting of Shareholders to be held on June 5, 2003, which we intend to file within 120 days after our fiscal year-end, is incorporated herein by reference. As provided in General Instruction G(3) to Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K, information regarding executive officers of our Company is provided in Part I of our Annual Report on Form 10-K under the caption "Executive Officers of our Company".

Executive Compensation.

The information set forth under the caption "Executive Compensation" in our definitive Proxy Statement for our 2003 Annual Meeting of Shareholders to be held on June 5, 2003, which we intend to file within 120 days after our fiscal year-end, is incorporated herein by reference.

Security Ownership of Certain Beneficial Owners and Management.

The information set forth under the captions "Executive Compensation," "Voting Stock Ownership of Principal Shareholders and Directors and Executive Officers" and "Equity Compensation Plan Information" in our Proxy Statement for our 2003 Annual Meeting of Shareholders to be held on June 5, 2003, which we intend to file within 120 days after our fiscal year-end, is incorporated herein by reference.

Certain Relationships and Related Transactions.

The information set forth under the caption "Certain Relationships and Related Transactions" in our definitive Proxy Statement for our 2003 Annual Meeting of Shareholders to be held on June 5, 2003, which we intend to file within 120 days after our fiscal year-end, is incorporated herein by reference.

DIRECTORS AND OFFICERS

Board of Directors

John H. Austin, M.D.
Chairman, Coventry Health Care
Chairman and Chief Executive Officer of
Arcadian Management Services

Allen F. Wise
President and Chief Executive Officer
Coventry Health Care

Joel Ackerman
Managing Director
Warburg Pincus

Emerson D. Farley, Jr., M.D.
Physician

Lawrence N. Kugelman
Private Investor and Business Consultant

Rodman W. Moorhead, III
Senior Advisor and Managing Director
Warburg Pincus

Robert W. Morey
President and Principal
Catalina Life and Health Reinsurers, Inc.
R. W. Morey Reinsurers Limited

Elizabeth E. Tallett
Principal
Hunter Partners, LLC

Timothy T. Weglicki
Managing Member
ABS Partners, L.P.

Officers

Allen F. Wise
President and Chief Executive Officer

Thomas P. McDonough
Executive Vice President and Chief Operating Officer

Dale B. Wolf
Executive Vice President
Chief Financial Officer and Treasurer

Harvey C. DeMovick, Jr.
Senior Vice President, Customer Service Operations
Chief Information Officer

Claudia Bjerre
Senior Vice President, Coventry Health Care
Chief Operating Officer, Group Health Plan

Ronald M. Chaffin
Senior Vice President, Coventry Health Care
Chief Executive Officer, Coventry Health Care of Delaware

Nancy G. Cocozza
Senior Vice President, Government Programs

Thomas A. Davis
Senior Vice President, Coventry Health Care
Chief Executive Officer, Coventry Health Care of Georgia

Richard J. Gilfillan, M.D.
Senior Vice President

Shawn M. Guertin
Senior Vice President, Finance

Davina C. Lane
Senior Vice President, Coventry Health Care
Chief Executive Officer, HealthCare USA of Missouri

J. Stewart Lavelle
Senior Vice President
Chief Marketing and Sales Officer

Bernard J. Mansheim, M.D.
Senior Vice President and Chief Medical Officer

James E. McGarry
Senior Vice President

Shirley R. Smith
Senior Vice President and Secretary

Francis S. Soistman, Jr.
Senior Vice President, Coventry Health Care
Chief Executive Officer, HealthAmerica Pennsylvania

Janet M. Stallmeyer
Senior Vice President, Coventry Health Care
Chief Executive Officer, Coventry Health Care of Kansas

Charles R. Stark
Senior Vice President, Coventry Health Care
Chief Executive Officer, Group Health Plan

Thomas C. Zielinski
Senior Vice President and General Counsel

Andrew L. Asher
Vice President, Business Development

Peter E. Clay
Vice President, Decision Support

Harry D. Fox
Vice President, Information Systems

James R. Hailey, Pharm. D., D.Ph.
Vice President, Pharmaceutical Services

Jan H. Hodges
Vice President, Coventry Health Care
Executive Vice President, Central Pennsylvania Operations
HealthAmerica Pennsylvania

John J. Ruhlmann
Vice President and Controller

John J. Stelben
Vice President, Business Development

Terence D. Tuohy
Vice President, Underwriting

CORPORATE DATA

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Notice of Annual Meeting:
The annual meeting of shareholders will be held on June 5, 2003, at 9:30 a.m., Eastern Daylight Saving Time, at the Bethesda Marriott Hotel, 5151 Pooks Hill Rd., Bethesda, MD 20814

Transfer Agent
Mellon Investor Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 756-3353
www.melloninvestor.com

Corporate Counsel
Bass, Berry and Sims, PLC
Nashville, TN

Corporate Headquarters
Coventry Health Care, Inc.
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817
(301) 581-0600

Form 10-K
Coventry Health Care has filed an Annual Report on Form 10-K for the year ended December 31, 2002 with the Securities and Exchange Commission. Shareholders may obtain a copy of this report, without charge, by writing:
Investor Relations Department, Coventry Health Care, 6705 Rockledge Drive, Suite 900, Bethesda, MD 20817

Common Stock
Coventry Health Care common stock is traded on the New York Stock Exchange under the symbol "CVH".
The following table shows the quarterly range of high and low closing prices of the common stock during the calendar year indicated.

	2002		2001	
	High	Low	High	Low
1st Quarter	$27.38	$19.80	$24.13	$13.75
2nd Quarter	$34.20	$25.23	$20.59	$14.78
3rd Quarter	$33.74	$23.23	$25.38	$18.08
4th Quarter	$37.55	$26.65	$23.19	$18.29

As of February 28, 2003, Coventry Health Care had approximately 346 shareholders of record, not including beneficial owners of shares held in nominee name. On February 28, 2003, the Company's closing stock price was $28.33.

Dividend Policy
Coventry Health Care has not paid any cash dividends on its common stock. The Company's ability to pay dividends is restricted as discussed in the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Disclaimer
This annual report contains forward-looking information. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be significantly impacted by certain risks and uncertainties described herein and in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2002.



Coventry Health Care, Inc. 6705 Rockledge Drive, Suite 900 Bethesda, MD 20817
www.cvty.com
CHCH 5085/03